Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of

CDK Global, Inc.

Hoffman Estates, Illinois

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CDK Global, Inc. and subsidiaries (the "Company") as of June 30, 2021 and 2020, the related consolidated statements of operations, comprehensive income, stockholders' (deficit) equity, and cash flows, for each of the three years in the period ended June 30, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Changes in Accounting Principle

As discussed in Note 2 to the financial statements, effective July 1, 2019, the Company adopted the Financial Accounting Standards Board Accounting Standards Codification 842, Leases, using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue — Refer to Notes 2 and 6 to the financial statements

Critical Audit Matter Description

The Company generates revenue from the following four categories: subscription, on-site licenses and installation, transaction, and other. The majority of the Company’s revenue is generated from contracts with multiple performance obligations, and the Company’s products and services are rarely licensed or sold on a standalone basis. Due to the multiple element nature of the Company’s contracts, appropriate revenue recognition requires the Company to exercise significant judgment in the following areas:

•	Determination of whether products and services are considered distinct performance obligations that should be accounted for separately versus together, such as software licenses and related services that are sold in hosted service arrangements.

•	Determination of stand-alone selling prices for products and services.

•	Estimation of contract transaction price and allocation of the transaction price to identified performance obligations.

•	The pattern of delivery (i.e., timing of when revenue is recognized) for each distinct performance obligation.

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In addition, the Company’s subscription and on-site license and installation revenue consists of a significant volume of transactions, sourced from multiple systems, databases, and other tools across different business entities. The processing and recording of revenue involves a combination of manual-intensive data input and automation, including migrating, formatting, and combining significant volumes of data across multiple systems and interfaces, partially facilitated by custom-built algorithms.

Given the complexity of certain of the Company’s contracts and judgments necessary to evaluate the revenue recognition considerations as noted above, the volume of contracts, and the complex manual and automated processes to record revenue, performing procedures to audit revenue required a high degree of auditor judgment and extensive audit effort, including involvement of professionals with expertise in information technology (IT).

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s accounting for contracts with customers included the following, among others:

•	We tested the effectiveness of controls over the review of customer contracts, including, among others the identification of performance obligations, determination of stand-alone selling prices, estimating transaction price, and determination of pattern of delivery of performance obligations.

•	With the assistance of our IT specialists, we:

–	Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.

–	Performed testing of system interface controls and automated controls within the relevant revenue streams, as well as the controls designed to determine the accuracy and completeness of revenue.

•	We selected a sample of customer contracts and performed the following, among others:

–	Obtained contract documents for each selection, including master agreements, and other documents that were part of the agreement.

–	Analyzed the contract to determine if arrangement terms that may have an impact on revenue recognition were identified and properly considered in the evaluation of the accounting for the contract.

–	Confirmed the contract terms with the counterparty and performed alternative procedures in the event of nonreplies.

–	Tested management’s identification of distinct performance obligations by evaluating whether the underlying goods, services, or both were highly interdependent and interrelated.

–	Evaluated the total transaction price determined by management based on the terms of the contract, including any variable consideration, and recalculated the allocation of the total transaction price to each distinct performance obligation based on respective standalone selling prices.

–	Evaluated the appropriateness of the selected pattern of revenue recognition for each performance obligation and tested delivery/installation of the goods and services.

–	For a sample of revenue transactions, we performed detail transaction testing by agreeing the amounts recognized to source documents and testing the mathematical accuracy of the recorded revenue.

•	We analyzed trends in revenue at the customer and product/service levels to identify unusual trends, patterns, or anomalies.

•	We evaluated the reasonableness of the Company’s methodology for estimating standalone selling prices.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

August 17, 2021

We have served as the Company's auditor since 2014.

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CDK Global, Inc.

Consolidated Statements of Operations

(In millions, except share and per share amounts)

	Year Ended June 30,
	2021	2020	2019
Revenue	$1,673.2	$1,639.0	$1,593.0

Expenses:
Cost of revenue	875.0	800.6	734.4
Selling, general and administrative expenses	360.9	338.7	357.0
Restructuring expenses	—	—	16.6
Litigation provision	12.0	—	90.0
Total expenses	1,247.9	1,139.3	1,198.0
Operating earnings	425.3	499.7	395.0

Interest expense	(124.6)	(144.1)	(138.9)
Loss on extinguishment of debt	(25.6)	—	—
Loss from equity method investment	(27.3)	(2.7)	(17.0)
Other income, net	36.9	21.1	4.6

Earnings before income taxes	284.7	374.0	243.7

Provision for income taxes	(94.5)	(108.8)	(48.6)

Net earnings from continuing operations	190.2	265.2	195.1
Net earnings (loss) from discontinued operations	852.8	(50.7)	(63.2)
Net earnings	1,043.0	214.5	131.9
Less: net earnings attributable to noncontrolling interest	8.7	7.0	7.9
Net earnings attributable to CDK	$1,034.3	$207.5	$124.0

Net earnings (loss) attributable to CDK per share - basic:
Continuing operations	$1.48	$2.13	$1.49
Discontinued operations	$7.00	$(0.42)	$(0.50)
Total net earnings attributable to CDK per share - basic	$8.48	$1.71	$0.99

Net earnings (loss) attributable to CDK per share - diluted:
Continuing operations	$1.48	$2.12	$1.48
Discontinued operations	$6.96	$(0.42)	$(0.50)
Total net earnings attributable to CDK per share - diluted	$8.44	$1.70	$0.98

Weighted average common shares outstanding:
Basic	121.9	121.6	125.5
Diluted	122.6	122.1	126.4

 See notes to the consolidated financial statements.

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CDK Global, Inc.

Consolidated Statements of Comprehensive Income

(In millions)

	Year Ended June 30,
	2021	2020	2019
Net earnings	$1,043.0	$214.5	$131.9
Other comprehensive income (loss):
Currency translation adjustments	60.7	(19.2)	(17.8)
Reclassification of foreign currency loss to net income	37.9	—	—
Total other comprehensive income (loss)	98.6	(19.2)	(17.8)
Comprehensive income	1,141.6	195.3	114.1
Less: comprehensive income attributable to noncontrolling interest	8.7	7.0	7.9
Comprehensive income attributable to CDK	$1,132.9	$188.3	$106.2

See notes to the consolidated financial statements.

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CDK Global, Inc.

Consolidated Balance Sheets

(In millions, except per share par value)

	June 30,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$157.0	$80.8
Accounts receivable, net	236.4	242.0
Other current assets	168.9	148.4
Assets held for sale	—	214.4
Total current assets	562.3	685.6
Property, plant and equipment, net	71.8	96.7
Other assets	448.7	418.3
Goodwill	1,297.1	999.5
Intangible assets, net	332.7	229.5
Long-term assets held for sale	—	424.5
Total assets	$2,712.6	$2,854.1

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Current maturities of long-term debt and finance lease liabilities	$7.1	$20.7
Accounts payable	29.0	34.3
Accrued expenses and other current liabilities	188.1	188.3
Litigation liabilities	34.0	57.0
Accrued payroll and payroll-related expenses	81.5	52.5
Deferred revenue	28.6	44.6
Liabilities held for sale	—	129.4
Total current liabilities	368.3	526.8
Long-term liabilities:
Debt and finance lease liabilities	1,586.5	2,655.1
Deferred income taxes	111.4	76.4
Deferred revenue	40.4	39.4
Liabilities held for sale	—	40.6
Other liabilities	111.1	96.5
Total liabilities	2,217.7	3,434.8

Stockholders' Equity (Deficit):
Preferred stock, $0.01 par value: 50.0 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value: 650.0 shares authorized; 160.3 and 160.3 shares issue d, respectively; 121.5 and 121.5 shares outstanding, respectively	1.6	1.6
Paid-in capital	715.1	687.9
Retained earnings	1,997.4	1,045.5
Treasury stock, at cost: 38.8 and 38.8 shares, respectively	(2,306.0)	(2,305.2)
Accumulated other comprehensive income (loss)	72.7	(25.9)
Total CDK stockholders' equity (deficit)	480.8	(596.1)
Noncontrolling interest	14.1	15.4
Total stockholder's equity (deficit)	494.9	(580.7)
Total liabilities and stockholders' equity (deficit)	$2,712.6	$2,854.1

See notes to the consolidated financial statements.

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CDK Global, Inc. Consolidated Statements of Cash Flows (In millions)

	Year Ended June 30,
	2021	2020	2019
Cash Flows from Operating Activities:
Net earnings	$1,043.0	$214.5	$131.9
Less: net earnings (loss) from discontinued operations	852.8	(50.7)	(63.2)
Net earnings from continuing operations	190.2	265.2	195.1
Adjustments to reconcile net earnings from continuing operations to cash flows provided by operating activities, continuing operations:
Depreciation and amortization	98.7	91.7	80.4
Asset impairment	4.1	—	19.3
Loss on extinguishment of debt	25.6	—	—
Loss from equity method investment	27.3	2.7	17.0
Deferred income taxes	30.8	4.9	(5.3)
Stock-based compensation expense	43.0	19.2	29.0
Other	6.9	23.1	9.8
Changes in assets and liabilities, net of effect from acquisitions of businesses:
Accounts receivable	13.8	(27.0)	(9.8)
Other assets	(65.2)	(47.3)	(44.5)
Accounts payable	(6.3)	(3.9)	(2.9)
Accrued expenses and other liabilities	(27.4)	(1.0)	92.9
Net cash flows provided by operating activities, continuing operations	341.5	327.6	381.0
Net cash flows provided by (used in) operating activities, discontinued operations	(124.8)	47.5	102.1
Net cash flows provided by operating activities	216.7	375.1	483.1

Cash Flows from Investing Activities:
Capital expenditures	(20.6)	(17.1)	(49.2)
Capitalized software	(74.8)	(57.0)	(36.9)
Proceeds from sale of property, plant and equipment	—	—	6.7
Acquisitions of businesses, net of cash acquired	(359.5)	—	(513.0)
Investment in certificates of deposit	—	(12.0)	—
Proceeds from maturities of certificates of deposit	—	12.0	—
Purchases of investments	(5.0)	(20.0)	(17.0)
Proceeds from investments	—	—	0.4
Net cash flows used in investing activities, continuing operations	(459.9)	(94.1)	(609.0)
Net cash flows provided by (used in) investing activities, discontinued operations	1,380.9	(14.2)	(14.2)
Net cash flows provided by (used in) investing activities	921.0	(108.3)	(623.2)

Cash Flows from Financing Activities:
Net (repayments of ) proceeds from revolving credit facilities	(15.0)	15.0	1,100.0
Repayments of long-term debt and finance lease liabilities	(1,098.5)	(271.2)	(806.5)
Dividends paid to stockholders	(73.0)	(72.9)	(74.8)
Repurchases of common stock	(12.1)	—	(524.1)
Proceeds from exercise of stock options	2.5	6.2	5.0
Withholding tax payments for stock-based compensation awards	(5.0)	(6.2)	(15.8)
Dividend payments to noncontrolling owners	(10.0)	(6.7)	(10.3)
Payments of debt financing costs	(2.7)	(3.7)	(11.7)
Acquisition-related payments	—	(5.3)	(10.8)
Net cash flows used in financing activities, continuing operations	(1,213.8)	(344.8)	(349.0)
Net cash flows used in financing activities, discontinued operations	—	(1.1)	—
Net cash flows used in financing activities	(1,213.8)	(345.9)	(349.0)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash, including cash
classified in current assets held for sale	21.1	(9.8)	(6.9)
Net change in cash, cash equivalents, and restricted cash, including cash classified in current assets held for sale	(55.0)	(88.9)	(496.0)
Net change in cash classified in current assets held for sale	134.9	42.1	34.2
Net change in cash, cash equivalents, and restricted cash	79.9	(46.8)	(461.8)

Cash, cash equivalents, and restricted cash, beginning of period	97.3	144.1	605.9
Cash, cash equivalents, and restricted cash end of period	$177.2	$97.3	$144.1

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	Year Ended June 30,
	2021	2020	2019
Reconciliation of cash, cash equivalents, and restricted cash to the Consolidated Balance Sheets:
Cash and cash equivalents	$157.0	$80.8	$134.4
Restricted cash in funds held for clients included in other current assets	20.2	16.5	9.7
Total cash, cash equivalents, and restricted cash	$177.2	$97.3	$144.1

	Year Ended June 30,
	2021	2020	2019
Supplemental Disclosure:
Cash paid for:
Income taxes and foreign withholding taxes, net of refunds, continuing operations	$74.9	$51.6	$105.9
Income taxes and foreign withholding taxes, net of refunds, discontinued operations	174.0	2.5	18.3
Interest	119.8	135.9	130.0
Non-cash investing and financing activities:
Capitalized property and equipment obtained under lease	11.9	14.4	15.9
Lease liabilities incurred	(11.9)	(14.4)	(15.9)
Capital expenditures and capitalized software, accrued not paid	0.3	3.2	11.1
Consideration received - equity method investment	—	39.9	—
Consideration received - note receivable	—	24.4	—
Cash consideration not yet transferred	16.8	—	—

See notes to the consolidated financial statements.

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CDK Global, Inc.

Consolidated Statements of Stockholders' Equity (Deficit)

(In millions)

	Common Stock
	Shares Issued	Amount	Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total CDK Stockholders' Equity (Deficit)	Non- controlling Interest	Total Stockholders' Equity (Deficit)
Balance as of June 30, 2018	160.3	$1.6	$679.8	$753.0	$(1,810.7)	$11.5	$(364.8)	$17.5	$(347.3)
Net earnings	—	—	—	124.0	—	—	124.0	7.9	131.9
Foreign currency translation adjustments	—	—	—	—	—	(17.8)	(17.8)	—	(17.8)
Stock-based compensation expense and related dividend equivalents	—	—	29.7	(0.3)	—	—	29.4	—	29.4
Common stock issued for the exercise and vesting of stock-based compensation awards, net	—	—	(34.0)	—	23.2	—	(10.8)	—	(10.8)
Dividends paid to stockholders ($0.60 per share)	—	—	—	(74.8)	—	—	(74.8)	—	(74.8)
Repurchases of common stock	—	—	13.0	—	(537.1)	—	(524.1)	—	(524.1)
Dividend payments to noncontrolling owners	—	—	—	—	—	—	—	(10.3)	(10.3)
Impact of adoption of ASC 606	—	—	—	109.7	—	(0.4)	109.3	—	109.3
Balance as of June 30, 2019	160.3	1.6	688.5	911.6	(2,324.6)	(6.7)	(729.6)	15.1	(714.5)
Net earnings	—	—	—	207.5	—	—	207.5	7.0	214.5
Foreign currency translation adjustments	—	—	—	—	—	(19.2)	(19.2)	—	(19.2)
Stock-based compensation expense and related dividend equivalents	—	—	18.8	(0.7)	—	—	18.1	—	18.1
Common stock issued for the exercise and vesting of stock-based compensation awards, net	—	—	(19.4)	—	19.4	—	—	—	—
Dividends paid to stockholders ($0.60 per share)	—	—	—	(72.9)	—	—	(72.9)	—	(72.9)
Dividend payments to noncontrolling owners	—	—	—	—	—	—	—	(6.7)	(6.7)
Balance as of June 30, 2020	160.3	1.6	687.9	1,045.5	(2,305.2)	(25.9)	(596.1)	15.4	(580.7)
Net earnings	—	—	—	1,034.3	—	—	1,034.3	8.7	1,043.0
Impact of Adoption of ASC 326 - current expected credit losses, net of tax	—	—	—	(8.2)	—	—	(8.2)	—	(8.2)
Foreign currency translation adjustments	—	—	—	—	—	60.7	60.7	—	60.7
Reclassification of foreign currency loss to net income	—	—	—	—	—	37.9	37.9	—	37.9
Stock-based compensation expense and related dividend equivalents	—	—	41.0	(1.2)	—	—	39.8	—	39.8
Common stock issued for the exercise and vesting of stock-based compensation awards, net	—	—	(13.8)	—	11.3	—	(2.5)	—	(2.5)
Dividends paid to stockholders ($0.60 per share)	—	—	—	(73.0)	—	—	(73.0)	—	(73.0)
Repurchases of common stock	—	—	—	—	(12.1)	—	(12.1)	—	(12.1)
Dividend payments to noncontrolling owners	—	—	—	—	—	—	—	(10.0)	(10.0)
Balance as of June 30, 2021	160.3	$1.6	$715.1	$1,997.4	$(2,306.0)	$72.7	$480.8	$14.1	$494.9

See notes to the consolidated financial statements

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CDK Global, Inc.

Notes to the Consolidated Financial Statements

(Tabular amounts in millions, except share and per share amounts)

Note 1. Basis of Presentation

Description of Business. CDK Global, Inc. (the "Company" or "CDK") is a leading provider of integrated data and technology solutions to the automotive, heavy truck, recreation and heavy equipment industries. Focused on enabling end-to-end, omnichannel retail commerce through open, agnostic technology, the Company provides solutions to dealers and original equipment manufacturers ("OEMs"), serving approximately 15,000 retail locations in North America. The Company's solutions connect people with technology by automating and integrating all parts of the dealership and buying process, including the acquisition, sale, financing, insuring, parts supply, repair and maintenance of vehicles.

Basis of Preparation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and the rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect assets, liabilities, revenue, and expenses that are reported in the accompanying financial statements and footnotes thereto. Actual results may differ from those estimates and assumptions.

On March 1, 2021, the Company completed the sale of the CDK International business ("International Business") to Francisco Partners. Following the sale of the International Business, the Company is organized as a single operating segment. The assets and liabilities of the International Business were classified as held for sale on the Consolidated Balance Sheets as of June 30, 2020. The financial results of the International Business are presented in net earnings (loss) from discontinued operations in the Consolidated Statements of Operations for all periods presented. Certain prior year amounts have been reclassified to conform to the current year presentation. Unless otherwise noted, discussion in these Notes to the Consolidated Financial Statements refers to continuing operations. For additional information, refer to Note 4 - Discontinued Operations.

Effective July 1, 2020, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"). The comparative information has not been restated and continues to be reported under the accounting standards in effect for the periods presented. For additional information, refer to Note 11 - Allowance for Credit Losses.

Note 2. Summary of Significant Accounting Policies

Consolidation. The financial statements include the accounts of the Company and its wholly owned subsidiaries. In addition, the financial statements include the accounts of Computerized Vehicle Registration ("CVR") in which CDK holds a controlling financial interest. Intercompany transactions and balances between consolidated CDK businesses have been eliminated.

Business Combinations. The Company accounts for business combinations using the acquisition method of accounting, which allocates the fair value of the purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions. The Company may utilize third-party valuation specialists to assist the Company in the purchase price allocation. Initial purchase price allocations are subject to revision within the measurement period, not to exceed one year from the date of acquisition. Acquisition-related transaction and other costs associated with business combinations are expensed as incurred.

Restructuring. Restructuring expenses include employee-related costs, including severance and other termination benefits calculated based on long- standing benefit practices and local statutory requirements. Restructuring liabilities are recognized at fair value in the period the liability is incurred. In some jurisdictions, the Company has ongoing benefit arrangements under which the Company records estimated severance and other termination benefits when such costs are deemed probable and estimable, approved by the appropriate corporate management, and if actions required to complete the termination plan indicate that it is unlikely that significant changes to the plan will be made or the plan will be withdrawn. In jurisdictions where there is not an ongoing benefit arrangement, the Company records estimated severance and other termination benefits when appropriate corporate management has committed to the plan and the benefit arrangement is communicated to the affected employees. Restructuring expenses may also include contract termination costs. A liability for costs to terminate a contract before the end of its term is recognized at fair value when the Company terminates the contract in accordance with its terms. Estimates are evaluated periodically to determine whether an adjustment is required.

Revenue Recognition. The Company determines the amount of revenue to be recognized through the following steps:

•	Identification of the contract, or contracts, with a customer;

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•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, the Company satisfies the performance obligations.

The majority of the Company’s revenue is generated from contracts with multiple performance obligations. A performance obligation is a promise to transfer a distinct good or service to the customer, and is the unit of account in Accounting Standards Codification ("ASC") 606. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company is required to estimate the total consideration expected to be received from contracts with customers. In limited circumstances, the consideration expected to be received may be variable based on the specific terms of the contract.

The Company rarely licenses or sells products or services on a standalone basis. As such, the Company is required to develop its best estimate of standalone selling price of each distinct good or service as the basis for allocating the total transaction price. The primary method used to estimate standalone selling price is the adjusted market assessment approach, with some product categories using the expected cost plus a margin approach. When establishing standalone selling price, the Company considers various factors which may include geographic region, current market trends, customer class, its market share and position, its general pricing practices for bundled products and services, and recent contract sales data.

The Company applies significant judgment in order to identify and determine the number of performance obligations, estimate the total transaction price, determine the allocation of the transaction price to each identified performance obligation, and determine the appropriate method and timing of revenue recognition.

Taxes collected from customers and remitted to governmental authorities are presented on a net basis; that is, such taxes are excluded from revenue.

The Company generates revenue from the following four categories: subscription, on-site licenses and installation, transaction, and other. The Company does not evaluate a contract for a significant financing component if payment is expected within one year from the transfer of the promised items to the customer.

Subscription. CDK provides software and technology solutions for automotive retailers and OEMs, which includes:

•	Dealer Management Systems ("DMSs") and layered applications, which may be installed on-site at the customer’s location, or hosted and provided on a software-as-a-service ("SaaS") basis, including ongoing maintenance and support;

•	Interrelated services such as installation, initial training, and data updates;

•	Prior to adoption of ASC 842 "Leases" ("ASC 842"), subscription revenue included technology solutions in which hardware was provided on a service basis. This revenue was previously classified as subscription revenue because, under lease accounting guidance in effect prior to ASC 842, substitution rights were considered substantive.

SaaS and other hosted service arrangements, which allow the customer continuous access to the software over the contract period without taking control of the software, are provided on a subscription basis. The Company has concluded that under its SaaS and hosted service arrangements, the customer obtains access to the Company’s software which resides and is maintained on its managed servers. The customer does not obtain the right to take possession of the software. As such, the Company has concluded that its SaaS and hosted services arrangements do not include a software license. Furthermore, the Company has concluded that while the support and maintenance and hosting services are capable of being distinct performance obligations, the obligations are not distinct within the context of the contract. In addition, as the support and maintenance and hosting services are provided over the same period and have the same pattern of transfer of control, the support and maintenance and hosting services are combined and recognized as a single performance obligation. The Company may provide new customers with interrelated setup activities such as installation, initial training and data updates that the Company must undertake to fulfill the contract. These are considered fulfillment activities that do not transfer service to the customer. In addition to the core DMS software application, the customer may also contract for layered applications, which are each considered a distinct performance obligation.

Revenue for SaaS and other hosted service arrangements, are recognized ratably over the duration of the contract. The Company has determined its obligation under these arrangements is to stand ready to perform the underlying services as required by the customer. The customer receives the benefit of the services, and the Company has the right to payment as the services are performed. A time-elapsed output method is used to measure progress as the Company transfers control evenly over the duration of the contract.

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On-site licenses and installation. On-site software arrangements include a license of intellectual property as the customer has the contractual right to take possession of the software and the customer can either run the software on its own hardware or contract with another party unrelated to the Company to host the software. The customer receives the right to use the software license upon its installation for the term of the arrangement. As such, the Company has concluded that the software license is a distinct performance obligation and recognizes the transaction price allocated to on-site software upon installation. The Company also provides maintenance and support of the software applications. Such maintenance and support services may include server and desktop support, bug fixes, and support resolving other issues a customer may encounter in utilizing the software. Revenue allocated to maintenance and support is generally recognized ratably over the contract period as customers simultaneously consume and receive benefits, given the support and maintenance comprise distinct performance obligations that are satisfied ratably over time. A time-elapsed output method is used to measure progress as the Company transfers control evenly over the duration of the contract. Accordingly, maintenance and support revenue for on-site licenses is included in subscription revenue.

Transaction. The Company receives fees per transaction for providing auto retailers interfaces with third parties to process credit reports, vehicle registrations, and automotive equity mining. Transaction revenue varies based on the volume of transactions processed. For transaction revenue, the Company has a right to payment as the transactions are performed in an amount that corresponds directly with the value to the customer. As such, the Company recognizes transaction revenue as the services are rendered and in the amount to which it has the right to invoice. Transaction revenue for credit report processing and automotive equity mining is recorded in revenue on a gross basis, incurred when the Company is substantively and contractually responsible for providing the service, software, and/or connectivity to the customer, and controls the specified good or service before it is transferred to the customer. The Company recognizes vehicle registration revenue net of the state registration fee since it is acting as an agent and does not control the related goods and services before they are transferred to the customer.

Other. The Company provides consulting and professional services, including marketing campaign solutions, and sells hardware such as laser printers, networking and telephony equipment, and related items. Consulting and professional services are either billed on a time and materials basis or on a fixed monthly, quarterly or semi-annual basis based on the amount of services contracted. Revenue from these services is recorded when the Company’s obligation is satisfied. Where the Company’s obligation is to provide continuous services throughout the contract period and the customer receives the benefit of those services as they are performed, the Company recognizes services revenue over time using a time-elapsed output method as the Company believes the passage of time faithfully depicts the transfer of services to its customers. Where the professional service represents a single performance obligation, the customer receives the benefit of the services only upon their completion, and the Company does not have the right to payment as the services are performed, such services revenue is recognized upon completion.

The Company often sells hardware bundled with maintenance services and has concluded that these bundles include two distinct performance obligations. The first performance obligation is to transfer the hardware product and the second performance obligation is to provide maintenance on the hardware and its embedded software. As such, the transaction price allocated to the sold hardware is recognized upon delivery at which point the customer is able to direct the use of, and obtain substantially all of the remaining benefits of the hardware. Upon delivery of the hardware, the Company generally has the right to payment, the customer has legal title, physical possession of, and control of the hardware. The transaction price allocated to the maintenance of hardware and its embedded software is recognized ratably over the duration of the contract as the customer simultaneously consumes and receives the benefit of this maintenance. The Company has determined its obligation under these arrangements is to stand ready to perform the underlying services as required by the customer. A time-elapsed output method is used to measure progress as the Company transfers control evenly over the duration of the contract. Hardware maintenance is included in subscription revenue.

After the adoption of ASC 842, Other revenue also includes leasing revenue from hardware where the customer has a right of use during the contract term under ASC 842, as hardware substitution rights are not considered substantive.

Income Taxes. Income tax expense is recognized for the amount of taxes payable or refundable for the current year. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments, and estimates to determine the provision for income taxes, taxes payable or refundable, and deferred tax assets and liabilities. The Company's assumptions, judgments, and estimates take into consideration the realization of deferred tax assets and changes in tax laws or interpretations thereof. The Company's income tax returns are subject to examination by various tax authorities. A change in the assessment of the outcomes of such matters could materially impact the Company's consolidated financial statements.

The Company records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. In determining the need for a valuation allowance, the Company considers future market growth, forecasted earnings, future taxable income, and prudent and feasible tax planning strategies. In the event the Company determines that it is more likely than not that an entity will be unable to realize all or a portion of its deferred tax assets in the future, the Company would increase the valuation allowance and recognize a corresponding charge to earnings in the period in which such a determination is made. Likewise, if the

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Company later determines that it is more likely than not that the deferred tax assets will be realized, the Company would reverse the applicable portion of the previously recognized valuation allowance. In order to realize deferred tax assets, the Company must be able to generate sufficient taxable income of the appropriate character in the jurisdictions in which the deferred tax assets are located.

The Company recognizes tax benefits for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in the Company's income tax returns that do not meet these recognition and measurement standards. Assumptions, judgments, and the use of estimates are required in determining whether the "more likely than not" standard has been met when developing the provision for income taxes.

If certain pending tax matters settle within one year, the total amount of unrecognized tax benefits may increase or decrease for all open tax years and jurisdictions. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

The Company accounts for the Global Intangible Low Taxed Income ("GILTI") tax as a period expense when incurred. The GILTI provision is effective beginning in fiscal 2019.

Beginning in fiscal 2019, accounting policy of the Company is to allocate goodwill impairment first to any permanent portion of goodwill (when there is an excess of book goodwill over tax goodwill) and to record a period cost when the impairment occurs.

Stock-Based Compensation. Certain of the Company's employees have been granted (a) stock options to purchase shares of the Company’s common stock and/or (b) restricted stock or restricted stock units under which shares of the Company's common stock vest based on the passage of time or achievement of performance and market conditions. The Company recognizes stock-based compensation expense in net earnings based on the fair value of the award on the date of the grant. The Company records the impact of forfeitures on stock compensation expense in the period the forfeitures occur. The Company determines the fair value of stock options issued using a binomial option-pricing model. The binomial option-pricing model considers a range of assumptions related to volatility, dividend yield, risk-free interest rate, and employee exercise behavior. Expected volatility utilized in the binomial option pricing model is based on a combination of implied market volatility and historical volatility of peer companies. Similarly, the dividend yield is based on historical experience and expected future dividend payments. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial option pricing model also incorporates exercises based on an analysis of historical data. The expected life of a stock option grant is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding.

The grant date fair value of restricted stock and restricted stock units that vest upon achievement of service conditions is based on the closing price of the Company's common stock on the date of grant. The Company also grants performance-based awards that vest over a performance period. Certain performance-based awards are further subject to adjustment (increase or decrease) based on a market condition defined as total stockholder return of the Company’s common stock compared to a peer group of companies. The fair value of performance-based awards subject to a market condition is determined using a Monte Carlo simulation model. The principal variable assumptions utilized in determining the grant date fair value of performance- based awards subject to a market condition include the risk-free rate, stock volatility, dividend yield, and correlations between the Company's stock price and the stock prices of the peer group of companies. The probability associated with the achievement of performance conditions affects the vesting of the Company's performance-based awards. Expense is only recognized for those shares expected to vest. The Company adjusts stock-based compensation expense (increase or decrease) when it becomes probable that actual performance will differ from the estimate.

Cash and Cash Equivalents. Investment securities with an original maturity of three months or less at the time of purchase are considered cash equivalents.

Accounts Receivable, Net. Accounts receivable, net is primarily comprised of trade receivables and lease receivables, net of allowances. Trade receivables consist of amounts due to the Company in the normal course of business, which are not collateralized and do not bear interest. Lease receivables primarily relate to sales-type leases arising from the sale of hardware elements in bundled DMS or other integrated solutions. Lease receivables represent the current portion of the present value of the minimum lease payments at the beginning of the lease term. The long-term portion of the present value of the minimum lease payments is included in other assets on the Consolidated Balance Sheets.

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Allowance for Credit Losses. The Company is exposed to credit losses primarily through the sales of its products and services. The majority of the Company’s receivables are trade receivables due in less than one year. The Company’s receivables also include the short and long-term portions of contract assets, lease receivables and other accrued and unbilled receivables. Refer to Note 6 - Revenue for more information about contract assets.

After the adoption of ASU 2016-13, which requires the application of a current expected credit loss impairment model ("CECL"), the Company identified the following risk characteristics of its customers and the related receivables and financial assets: geographic region, major line of business (e.g. Automotive, OEM, etc.), size or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, adjusted for external data and macroeconomic factors such as unemployment rates in certain operating regions or automobile sales. Due to the short-term nature of trade receivables, the estimated amount of accounts receivable that may not be collected is based on the aging of the receivable balances, the financial condition of customers and the Company’s historical loss rates. For certain other financial assets, the expected credit losses are also evaluated based on the credit rating of the counterparty, or reasonable and supportable forecasts of future economic conditions. Additionally, specific reserves are established for certain financial assets on an individual basis when they no longer meet the criteria to be classified in a particular pool. Should a particular asset’s risk characteristics change, the Company will assess whether the asset should be moved to another pool. This analysis and the review of credit quality indicators are performed at each quarter-end, or more often as deemed necessary based on specific facts and circumstances.

The Company also carries financial assets that are attributable to the sale of the Digital Marketing Business and the International Business. These assets primarily consist of a 10-year note receivable, receivables related to transition services agreements in connection with the sale of the businesses, and the fair value of contingent consideration. Specific reserves are established for these assets if it is determined that there is a higher probability of default, which considers the aging of the receivable balances and the financial condition of the counterparties.

The Company’s monitoring activities include timely account reconciliation, reviews of credit and collection performance, consideration of customers' financial conditions and macroeconomic conditions. For trade receivables and unbilled accounts receivable, credit quality indicators relate to collection history and the delinquency status of amounts due, which is determined based on the aging of such receivables. For certain other financial assets including contract assets, lease receivables, other accrued and unbilled receivables, and financial assets attributable to the sale of the Digital Marketing Business and the International Business, credit quality indicators are generally based on rating agency data, publicly available information and information provided by customers which may affect their ability to pay. Financial assets are written off when they are determined to be uncollectible.

Prior to the adoption of CECL, the accounts receivable allowances for both trade receivables and lease receivables were estimated based on historical collection experience, an analysis of the age of outstanding accounts receivable, and credit issuance experience. Receivables were considered past due if payment was not received by the date agreed upon with the customers. Write-offs were made when management believed it was probable a receivable would not be recovered.

Funds Receivable and Funds Held for Clients and Client Fund Obligations. Funds receivable and funds held for clients represent amounts received or expected to be received from clients in advance of performing titling and registration services on behalf of those clients. These funds are restricted and classified in other current assets on the Consolidated Balance Sheets. The total amount due to remit for titling and registration obligations with the Department of Motor Vehicles is recorded to client fund obligations which is classified as accrued expenses and other current liabilities on the Consolidated Balance Sheets. Funds receivable was $42.7 million and $40.7 million, and funds held for clients was $20.2 million and $16.5 million as of June 30, 2021 and 2020, respectively. Client fund obligation was $62.9 million and $57.2 million as of June 30, 2021 and 2020, respectively.

Property, Plant and Equipment, Net. Property, plant and equipment, net is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements. The estimated useful lives of assets are primarily as follows:

Buildings	20 to 40 years
Furniture and fixtures	4 to 7 years
Data processing equipment	2 to 5 years

Goodwill. The Company performs an evaluation of goodwill, utilizing either a qualitative or quantitative impairment test. A qualitative assessment is performed at least annually to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The Company performs a quantitative impairment test for each reporting unit every three years, or more frequently if circumstances indicate a potential impairment. The annual test for impairment is conducted as of April 1. A reporting unit is an operating segment or a component of an operating segment. Goodwill is not amortized but is subject to periodic testing for impairment at the reporting unit level.

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Under a qualitative assessment, the most recent quantitative assessment is used to determine if it is more likely than not that the reporting unit's goodwill is impaired. As part of this qualitative assessment, the Company assesses relevant events and circumstances including macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, changes in share price and entity-specific events to determine if there is an indication of impairment.

Under a quantitative assessment, goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered impaired and an impairment charge is recognized in an amount equal to that excess, not to exceed the carrying amount of goodwill. The fair value of a reporting unit is generally determined by using a weighted combination of an income approach and a market approach, as this combination is considered the most indicative of the Company's fair value in an orderly transaction between market participants. The Company currently applies a 100% income approach weighting to one of its reporting units due to the limited publicly available information for guideline companies.

Under the income approach, the Company determines fair value based on estimated future cash flows of a reporting unit, discounted by an estimated weighted average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn. The estimated future cash flows of each reporting unit are based on internally generated forecasts for the remainder of the respective reporting period and the next five to ten years.

Under the market approach, the Company utilizes valuation multiples derived from publicly available information for guideline companies to provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a company. The valuation multiples are applied to the reporting units.

Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates, operating margins, discount rates and future market conditions, among others. Any changes in the judgments, estimates or assumptions used could produce significantly different results.

Impairment of Long-Lived Assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount exceeds the fair value.

Internal Use Software and Computer Software to be Sold, Leased, or Otherwise Marketed. The Company’s policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company’s policy also provides for the capitalization of certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance, and all other post-implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impracticable to separate these costs from normal maintenance activities. The Company typically amortizes internal use software over a 3 to 8 years life.

The Company’s policy provides for the capitalization of certain costs of computer software to be sold, leased, or otherwise marketed. The Company capitalizes software production costs upon reaching technological feasibility for a specific product. Technological feasibility is attained when software products have a completed working model whose consistency with the overall product design has been confirmed by testing. Costs incurred prior to the establishment of technological feasibility are expensed as incurred. The establishment of technological feasibility requires judgment by management and in many instances is only attained a short time prior to the general release of the software. Maintenance-related costs are expensed as incurred.

Pursuant to these policies, the Company incurred expenses to research, develop, and deploy new and enhanced solutions of $79.3 million, $49.6 million, and $57.6 million for fiscal 2021, 2020, and 2019, respectively. These expenses were classified in cost of revenue on the Consolidated Statements of Operations.

Assets Held for Sale. The Company considers assets to be held for sale when management, with appropriate authority, approves and commits to a formal plan to actively market the assets for sale at a price reasonable in relation to their estimated fair value, the assets are available for immediate sale in their present condition, an active program to locate a buyer has been initiated, the sale of the assets is probable and expected to be completed in one year and it is unlikely that significant changes will be made to the plan. Upon designation as held for sale, the Company records the assets at the lower of their carrying value or their estimated fair value, reduced for the cost to dispose the assets, and ceases to record depreciation and amortization expenses on the assets.

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Assets and liabilities of a discontinued operation are reclassified for all comparative periods presented on the Consolidated Balance Sheets. For assets and liabilities that meet the held for sale criteria but do not meet the definition of a discontinued operation, the Company reclassifies the assets and liabilities in the period in which the held for sale criteria are met, but does not reclassify prior period amounts. Refer to Note 4 - Discontinued Operations for further information regarding Company's assets and liabilities held for sale.

Discontinued Operations. The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs only when the disposal of a component or a group of components of the Company (i) meets the held-for-sale classification criteria, is disposed of by sale, or other than by sale, and (ii) represents a strategic shift that will have a major effect on the Company's operations and financial results. The results of operations and cash flows of a discontinued operation are restated for all comparative periods presented. Unless otherwise noted, discussion in the Notes to Consolidated Financial Statements refers to the Company's continuing operations. Refer to Note 4 - Discontinued Operations for further information.

Fair Value Measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established based on three levels of inputs, of which the first two are considered observable and the last unobservable.

•	Level 1: Inputs that are based upon quoted prices in active markets for identical assets or liabilities.

•	Level 2: Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability, either directly or indirectly.

•	Level 3: Unobservable inputs where there is little or no market activity for the asset or liability. These inputs reflect management's best estimate of what market participants would use to price the assets or liabilities at the measurement date.

The Company determines the fair value of financial instruments in accordance with ASC 820, "Fair Value Measurements." This standard defines fair value and establishes a framework for measuring fair value in accordance with GAAP. Cash and cash equivalents, accounts receivable, other current assets, accounts payable, and other current liabilities are reflected on the Consolidated Balance Sheets at cost, which approximates fair value due to the short-term nature of these instruments. The carrying value of the Company's term loan facilities (as described in Note 16 - Debt), including accrued interest, approximated fair value based on the Company's current estimated incremental borrowing rate for similar types of arrangements.

The Company has derivatives not designated as hedges which consisted of foreign currency forward contracts to offset the risks associated with the effects of certain foreign currency exposure on intercompany loans. The Company recognized changes in fair value of the derivative instruments in other income, net in the Consolidated Statements of Operations.

Foreign Currency. For foreign subsidiaries where the local currency is the functional currency, net assets are translated into U.S. dollars based on exchange rates in effect for each period, and revenue and expenses are translated at average exchange rates in the periods. Gains or losses from balance sheet translation of such entities are included in accumulated other comprehensive income on the Consolidated Balance Sheets. Currency transaction gains or losses relate to intercompany loans denominated in a currency other than that of the loan counterparty, which do not eliminate upon consolidation. Currency transaction gains or losses are included in other income, net on the Consolidated Statements of Operations.

Leases. The Company has lease arrangements where the Company acts as either a lessee or a lessor. The Company applies judgment in order to determine if an arrangement contains a lease, to assess which party retains a material amount of economic benefit from the underlying asset, and to determine which party holds control over the direction and use of the asset. The Company also applies judgment to determine whether the Company will exercise renewal options, to identify substantive substitution rights over the asset, to determine the incremental borrowing rate, and to estimate the fair value of the leased asset.

CDK as a Lessee. The Company has obligations under lease arrangements mainly for facilities, equipment, data centers, and vehicles. These leases have original lease periods expiring between fiscal 2022 and 2027. The Company classifies leases as finance leases when there is either a transfer of ownership of the underlying asset by the end of the lease term, the lease contains an option to purchase the asset that the Company is reasonably certain will be exercised, the lease term is for the major part of the remaining economic life of the asset, the present value of the lease payments and any residual value guarantee equals or substantially exceeds all the fair value of the asset, or the asset is of such a specialized nature that it will have no alternative use to the lessor at the end of the lease term. When none of these criteria are met, the Company classifies leases as operating leases.

Several of the Company's leases include one or more options to renew. The Company does not assume renewal periods in its determination of lease term unless it is reasonably certain that the Company will exercise the renewal option. The Company considers leases with an initial term of 12 months or less as short-term in nature and does not record such leases on the balance sheets. The Company records all other leases on the balance sheets with right-of-use ("ROU") assets representing the right to use the underlying asset for the lease term and lease liabilities representing the obligation to make lease payments arising from the lease.

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The Company recognizes ROU assets and lease liabilities based on the present value of lease payments over the lease term. The ROU asset is adjusted for prepaid or deferred rent, lease incentives and impairments. The Company uses the incremental borrowing rate at the lease commencement date to determine the present value of the lease payments as the implicit rate in the leases is generally not readily determinable. The incremental borrowing rate is generally determined using factors such as treasury yields, the Company's credit rating and lease term, and may differ for individual leases.

In addition to fixed lease payments, several lease arrangements contain provisions for variable lease payments relating to utilities and maintenance costs or rental increases not scheduled in the lease. Variable lease payments are expensed in the period in which the obligation for those payments is incurred. The Company has elected to combine lease and non-lease components, such as fixed maintenance costs, as a single lease component in calculating ROU assets and lease liabilities.

CDK as a Lessor. The Company’s hardware-as-a-service arrangements, in which the Company provides customers continuous access to CDK owned hardware, such as networking and telephony equipment and laser printers, are accounted for as sales-type leases under ASC 842, primarily because they do not contain substantive substitution rights. Since the Company elected to not reassess prior conclusions related to arrangements containing leases, the lease classification, and the initial direct costs, only hardware leases that commenced or are modified on or subsequent to July 1, 2019, are accounted for under ASC 842. Historically, the Company has accounted for these arrangements as a distinct performance obligation under the revenue recognition guidance and recognized revenue over the term of the arrangement. Sales-type lease arrangements follow the Company’s customary contracting practices and, generally, include a fixed monthly fee for the lease and non-lease components for the duration of the contract term. The Company does not typically provide renewal, termination or purchase options to its customers.

The Company recognizes net investment in sales-type leases based on the present value of the lease receivable when collectibility is probable. The Company accounts for lease and non-lease components such as maintenance costs, separately. Consideration is allocated between lease and non-lease components based on stand-alone selling price in accordance with ASC 606, Revenue from Contracts with Customers.

Note 3. New Accounting Pronouncements

Recently Adopted Accounting Pronouncements. The Company adopted ASU 2016-13 on July 1, 2020. Refer to Note 11 - Allowance for Credit Losses, for the required disclosures related to the adoption of this standard.

In March 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting" ("ASU 2020-04"). This ASU provides optional guidance for a limited period of time to ease the burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. In January 2021, the FASB issued ASU No. 2021-01, "Reference Rate Reform (Topic 848), Scope" ("ASU 2021-01"), which expands the scope of Topic 848 to include derivative instruments impacted by discounting transition. These ASUs would apply to companies meeting certain criteria that have contracts, derivatives, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of the reference rate reform. These standards are effective upon issuance and may be applied retrospectively as of any date from the beginning interim period that includes March 12, 2020 or prospectively. The Company adopted ASU 2020-04 and ASU 2021-01 with no material impact on the consolidated financial statements.

Recently Issued Accounting Pronouncements. In December 2019, the FASB issued ASU No. 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes," ("ASU 2019-12"), which simplifies the accounting for income taxes in various areas. ASU 2019-12 is effective for public business entities for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Company adopted ASU 2019-12 on July 1, 2021. The adoption of the new standard will not have a material impact on the Company’s consolidated financial statements.

In July 2021, the FASB issued ASU No. 2021-05 "Leases (Topic 842): Lessors — Certain Leases with Variable Lease Payments," ("ASU 2021-05"), which modifies ASC 842 to require lessors to classify leases as operating leases if they have variable lease payments that do not depend on an index or rate and would have selling losses if they were classified as sales-type or direct financing leases. The amendments in ASU 2021-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the impact of adoption on its consolidated financial statements.

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Note 4. Discontinued Operations

International Business. On March 1, 2021, the Company completed its sale of the International Business to Francisco Partners for $1.5 billion in cash. The Company recorded a pre-tax gain on sale of $967.7 million in fiscal 2021. The gain on sale remains subject to post-closing adjustments. The pre-tax gain on sale includes a $37.9 million reclassification of net currency losses from accumulated other comprehensive income. The pre-tax gain on sale excludes transaction costs of $32.4 million, which were recorded as selling, general and administrative expenses in the table below. The assets and liabilities of the International Business were classified as held for sale on the Consolidated Balance Sheets as of June 30, 2020. The financial results are presented in net earnings (loss) from discontinued operations in the Consolidated Statements of Operations for all periods presented. The Company expects to provide limited services to Francisco Partners to assist in the integration of the International Business through early fiscal 2022.

	Year Ended June 30,
	2021	2020	2019
Revenue	$223.5	$321.1	$321.8

Cost of revenue	101.4	165.9	165.4
Selling, general and administrative expenses	83.2	91.2	87.7
Restructuring expenses	11.2	14.2	11.4
Operating earnings	27.7	49.8	57.3
Interest expense	(0.1)	(0.2)	(0.2)
Other income, net	2.5	0.6	3.1
Earnings before income taxes	30.1	50.2	60.2
Gain on sale	967.7	—	—
Provision for income taxes	(153.3)	(11.6)	(13.6)
Net earnings from discontinued operations - International Business	$844.5	$38.6	$46.6

The total assets and liabilities held for sale related to discontinued operations for the International Business as of June 30, 2020 are stated separately on the Consolidated Balance Sheets and comprised the following items:

June 30, 2020
Assets:
Current assets:
Cash and cash equivalents	$134.9
Accounts receivable	58.0
Prepaid and other current assets	21.5
Total current assets	214.4
Property, plant and equipment, net	12.4
Goodwill	349.0
Intangible assets, net	5.7
Other assets	57.4
Total assets held for sale	$638.9

Liabilities:
Current liabilities:
Accounts payable	$5.1
Deferred revenue	63.3
Accrued expenses and other current liabilities	35.5
Accrued payroll and payroll-related expenses	25.5
Total current liabilities	129.4
Long-term deferred revenue	13.4
Deferred income taxes	2.0
Other liabilities	25.2
Total liabilities held for sale	$170.0

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Digital Marketing Business. On April 21, 2020, the Company completed its sale of the Digital Marketing Business to Sincro LLC, a newly formed company owned by Ansira Partners, Inc., ("Ansira"), which is a subsidiary of Advent International. Total consideration for the transaction was $71.2 million, consisting of a $24.4 million 10-year note receivable, a 15% equity interest in Ansira, and the fair value of other contingent consideration. The Company recorded a total loss on sale of $94.4 million, of which $96.3 million was recorded in fiscal 2020. Pursuant to the transaction, the Company continued to provide limited services through the third quarter of fiscal 2021.

During fiscal 2019, as a result of the Company's decision to sell the Digital Marketing business, the Company evaluated the reporting unit's goodwill for impairment, which indicated that the carrying value was higher than its fair value. The decline in fair value was driven by a decrease in estimated future earnings and an unfavorable change in the discount rate representing management’s assessment of increased risk with respect to the business forecasts primarily due to business uncertainty after the public announcement of the planned sale of business and management's shift in focus to customer retention instead of growth. As a result, the Company recorded a goodwill impairment charge of $168.7 million which is included as a component of discontinued operations for the year ended June 30, 2019.

The following table summarizes the comparative financial results of discontinued operations which are presented in net earnings (loss) from discontinued operations in the Consolidated Statements of Operations:

	Years Ended June 30,
	2021	2020	2019
Revenue	$(0.4)	$235.0	$418.1

Expenses:
Cost of revenue	0.6	209.1	307.4
Selling, general and administrative expenses	0.2	36.5	30.5
(Gain) loss on sale	(1.9)	96.3	—
Goodwill impairment	—	—	168.7
Restructuring expenses	—	—	1.5
Total expenses	$(1.1)	$341.9	$508.1
Earnings (loss) before income taxes	0.7	(106.9)	(90.0)
Benefit from (provision for) income taxes	7.6	17.6	(19.8)
Net earnings (loss) from discontinued operations - Digital Marketing Business	$8.3	$(89.3)	$(109.8)

Note 5. Acquisitions

Fiscal 2021 Acquisitions

Roadster. On June 2, 2021, the Company acquired Roadster, Inc., ("Roadster"), a Palo Alto, California-based digital sales platform. Roadster's customer relationship management ("CRM") solution enables dealers and OEMs to sell vehicles completely online, and to enhance the consumer retail experience. The Company acquired all of the outstanding equity of Roadster. The acquisition is being recorded using the acquisition method of accounting, which requires, among other things, the assets acquired and liabilities assumed to be recognized at their respective fair values as of the acquisition date. Under the acquisition method, total consideration was determined to be $364.4 million, subject to customary adjustments. Total consideration includes the fair value of contingent payments up to $14.5 million, for which the amount payable will vary depending on the occurrence of certain events over an 18-month period after the closing.

The following table summarizes the amounts recognized for assets acquired and liabilities assumed as of the acquisition date, subject to the finalized purchase price allocation:

Cash and cash equivalents	$8.5
Intangible assets	74.8
Other assets	8.2
Other liabilities	(10.3)
Total identifiable net assets	$81.2
Goodwill	283.2
Total consideration	$364.4

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The intangible assets acquired primarily relate to customer relationships, software, and trademarks, which are being amortized over a useful life of 10, 8 and 4 years, respectively. The weighted average useful life of the acquired intangible assets is 8 years. The goodwill resulting from this acquisition reflects expected synergies resulting from adding Roadster products and processes to the Company's products and processes. The acquired goodwill is not deductible for tax purposes.

Square Root. On February 1, 2021, the Company acquired Square Root, Inc. ("Square Root"), an Austin-based developer of data curation software for OEMs. The Company acquired all of the outstanding equity of Square Root for a purchase price of up to $25.0 million. The purchase price includes a contingent purchase price payment of up to $5.0 million, which becomes payable if certain performance conditions are met by Square Root over a two-year period after the closing. The fair value of the contingent payments was $2.3 million as of June 30, 2021.

The results of operations for Roadster and Square Root have been included in the Consolidated Statements of Operations from the date of acquisition. The pro forma effects of this acquisition are not significant to the Company's reported results for any period presented. Accordingly, no pro forma financial statements have been presented herein.

Fiscal 2019 Acquisition

ELEAD1ONE. On September 14, 2018, the Company acquired the equity interests of ELEAD1ONE ("ELEAD"). ELEAD’s automotive CRM software and call center solutions enable interaction between sales, service and marketing operations to provide dealers with an integrated customer acquisition and retention platform. The acquisition of ELEAD was accounted for using the acquisition method of accounting, which required, among other things, the assets acquired and liabilities assumed be recognized at their respective fair values as of the acquisition date. The acquisition was made pursuant to an equity purchase agreement, which contained customary representations, warranties, covenants, and indemnities by the sellers and the Company. The Company acquired all of the outstanding equity of ELEAD for a purchase price of $513.0 million, net of cash acquired of $7.0 million.

The following table summarizes the amounts recognized for assets acquired and liabilities assumed as of the acquisition date:

Cash and cash equivalents	$7.0
Intangible assets	132.0
Other assets	37.1
Other liabilities	(35.5)
Total identifiable net assets	140.6
Goodwill	379.4
Total consideration	$520.0

The amounts in the table above are reflective of measurement period adjustments made during fiscal year 2019, which did not have a significant impact on the Consolidated Statements of Operations, balance sheet or cash flows.

The intangible assets acquired primarily relate to customer lists, software, and trademarks, which are being amortized over a weighted average useful life of 12 years. The goodwill resulting from this acquisition reflects expected synergies resulting from adding ELEAD products and processes to the Company's products and processes. The acquired goodwill is deductible for tax purposes.

In December 2018, the Company sold the airplane acquired as part of the ELEAD acquisition for cash less costs to sell of $6.7 million. Given the short time between the ELEAD acquisition and the sale of the acquired airplane, the final purchase price allocated to the airplane was adjusted to equal the cash less costs to sell in accordance with ASC 805, "Business Combinations" and ASC 360, "Property, Plant and Equipment." As such, there was no gain or loss recognized on the sale of the airplane.

The results of operations for ELEAD have been included in the Consolidated Statements of Operations from the date of acquisition. The pro forma effects of this acquisition are not significant to the Company's reported results for any period presented. Accordingly, no pro forma financial statements have been presented herein.

In addition to the acquisition, the Company entered into a joint venture agreement with the sellers. Under the terms of the joint venture agreement, the Company contributed $10.0 million to the venture at the ELEAD acquisition closing, committed to an additional $10.0 million in contributions over time, and acquired 50% ownership in the joint venture. The Company's contributions were expected to fund the initial operations of the joint venture. Under ASC 810, "Consolidation," the joint venture was determined to be a variable interest entity; however, the Company was not considered the primary beneficiary. As such, the joint venture was accounted for as an equity method investment and the initial $10.0 million contribution was recorded as an investment on the Consolidated Balance Sheets. During the fourth quarter of fiscal 2019, the Company entered into a joint venture termination agreement with the former owners of ELEAD in exchange for a termination payment of $7.0 million. The initial $10.0 million contribution and the $7.0 million termination payment were recorded as a loss from equity method investment in the Consolidated Statements of Operations.

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Note 6. Revenue

Contract Balances

Accounts Receivable

A receivable is recorded when an unconditional right to invoice and receive payment exists, such that only the passage of time is required before payment of consideration is due. The Company receives payments from customers based upon contractual billing schedules. Payment terms can vary by contract but the period between invoicing and when payments are due is not significant. The timing of revenue recognition may differ from the timing of invoicing to customers. Included in accounts receivable on the Consolidated Balance Sheets are unbilled receivable balances which have not yet been invoiced. As of June 30, 2021, the balance of accounts receivable, net of allowances for doubtful accounts, was $236.4 million, inclusive of unbilled receivables of $1.8 million. As of June 30, 2020, the balance of accounts receivable, net of allowances for doubtful accounts, was $242.0 million, inclusive of unbilled receivables of $1.3 million.

Contract Assets

A contract asset is recognized when a conditional right to consideration exists and transfer of control has occurred. Contract assets are typically related to subscription contracts where the transaction price allocated to the satisfied performance obligation exceeds the value of billings to-date. Contract assets are reported in a net position on a contract-by-contract basis and are included in other current assets for the current portion and other assets for the long-term portion on the Consolidated Balance Sheets. The Company regularly reviews contract asset balances for impairment, considering factors such as historical experience, credit-worthiness, age of the balance, and other economic or business factors. Refer to Note 11 – Allowance for Credit Losses for more information about contract assets exposure to credit losses. Contract asset impairments were not significant in the twelve months ended June 30, 2021. Contract assets were $64.3 million and $77.2 million as of June 30, 2021 and 2020, respectively.

Deferred Revenue

The Company's deferred revenue primarily consists of payments received from customers, or such consideration that is contractually due, in advance of providing the product or performing services. Deferred revenue is reported in a net position on a contract-by-contract basis at the end of each reporting period. As of June 30, 2021 and June 30, 2020, the deferred revenue balance was $69.0 million and $84.0 million, respectively. For the years ended June 30, 2021, 2020 and 2019, the Company recognized revenue of $76.5 million, $99.8 million, and $112.5 million, respectively, related to its deferred revenue.

Remaining Performance Obligations. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The following information represents the total transaction price for the remaining performance obligations as of June 30, 2021 related to non-cancelable contracts, including contracts less than one year in duration, that is expected to be recognized over future periods. In each case the fiscal period represents the year ended June 30.

As of June 30, 2021, the Company had $2.6 billion of remaining performance obligations which represent contracted revenue that has not yet been recognized, including contracted revenue where the contract's original expected duration is one year or less. The Company expects to recognize approximately $950.0 million of the remaining performance obligations as revenue for fiscal 2022, $700.0 million for fiscal 2023, $490.0 million for fiscal year 2024, $290.0 million for fiscal 2025, $150.0 million for fiscal 2026, and $20.0 million thereafter. The remaining performance obligations exclude future transaction revenue where revenue is recognized as the services are rendered and in the amount to which the Company has the right to invoice.

Costs to Obtain and Fulfill a Contract. The Company capitalizes certain contract acquisition costs consisting primarily of commissions incurred when contracts are signed. The Company does not capitalize commissions related to contracts with a duration of less than one year; such commissions are expensed in selling, general and administrative expenses when incurred. Costs to fulfill contracts are capitalized when such costs are direct and related to transition or installation activities for hosted software solutions. Capitalized costs to fulfill contracts primarily include travel and employee compensation and benefit related costs for the Company's implementation and training teams. Capitalized costs to obtain a contract and most costs to fulfill a contract are amortized over a period of five years which represents the expected period of benefit of these costs. In instances where the contract term is significantly less than five years, costs to fulfill are amortized over the contract term which the Company believes best reflects the period of benefit of these costs.

As of June 30, 2021 and 2020, the Company capitalized contract acquisition and fulfillment costs of $195.7 million and $178.7 million, respectively. The Company expects that incremental commission fees incurred as a result of obtaining contracts and fulfillment costs are recoverable. During fiscal 2021, 2020, and 2019, the Company recognized cost amortization of $73.9 million, $72.4 million, and $71.7 million, respectively, and there were no significant impairment losses.

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Revenue Disaggregation. The following table presents revenue by category for twelve months ended June 30, 2021, 2020 and 2019:

	Year Ended June 30,
	2021	2020	2019
Subscription	$1,313.9	$1,306.0	$1,283.3
On-site licenses and installation	9.2	10.8	7.9
Transaction	174.9	155.0	162.5
Other	175.2	167.2	139.3
Total Revenue	$1,673.2	$1,639.0	$1,593.0

Note 7. Restructuring

Business Transformation Plan. During fiscal year ended June 30, 2015, the Company initiated a three-year business transformation plan designed to increase operating efficiency and improve the Company's cost structure in its operations. As the Company executed the business transformation plan, the Company continually monitored, evaluated and refined its structure, including its design, goals, term and estimate and allocation of total restructuring expenses. As part of this ongoing review process, during fiscal 2017, the Company extended the business transformation plan by one year through fiscal 2019. The Company incurred $156.6 million of accumulative other business transformation expense to execute the plan through its completion at the end of fiscal 2019. In addition, the Company has recognized cumulative restructuring expenses of $59.5 million since the inception of the business transformation plan in fiscal 2015 through its completion at the end of fiscal 2019.

Restructuring expenses associated with the business transformation plan included employee-related costs, which represent severance and other termination- related benefits calculated based on long-standing benefit practices and local statutory requirements, and contract termination costs, which include costs to terminate facility leases. The business transformation plan was completed at the end of fiscal year 2019.

There were no outstanding restructuring liabilities as of June 30, 2021 and 2020.

Note 8. Stock-Based Compensation

Incentive Equity Awards Granted by the Company. The Company's 2014 Omnibus Award Plan ("2014 Plan") provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, other stock-based awards, and performance compensation awards to employees, directors, officers, consultants, advisors, and those of the Company's affiliates. The 2014 Plan provides for an aggregate of 12.0 million shares of the Company's common stock to be reserved for issuance and is effective for a period of ten years. As of June 30, 2021, there were 2.7 million shares available for issuance under the 2014 Plan. The Company reissues treasury stock to satisfy issuances of common stock upon option exercise, equity vesting, or grants of restricted stock.

The Company recognizes stock-based compensation expense associated with employee equity awards in net earnings based on the fair value of the awards on the date of grant. The Company accounts for forfeitures as they occur. Stock-based compensation primarily consisted of the following:

Time-Based Stock Options and Performance-Based Stock Options. Time-based stock options and performance-based stock options have a term of ten years. Upon termination of employment, unvested stock options are evaluated for forfeiture or modification, subject to the terms of the awards and Company policies.

Time-based stock options are granted to employees at an exercise price equal to the fair market value of the Company's common stock on the date of grant and are generally issued under a three or four-year graded vesting schedule.

Performance-based stock options are granted to the CEO at an exercise price equal to the fair market value of the Company's stock on the date of grant. These awards vest, subject to the Company's stock price performance and the CEO's continued employment with the Company, over a three-year performance period.

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Time-Based Restricted Stock and Time-Based Restricted Stock Units. Time-based restricted stock and restricted stock units generally vest over a two to five-year period. Upon termination of employment, unvested time-based awards are evaluated for forfeiture or modification, subject to the terms of the awards and Company policies.

Time-based restricted stock cannot be transferred during the vesting period. Compensation expense related to the issuance of time-based restricted stock is measured based on the fair value of the award on the grant date and recognized on a straight-line basis over the vesting period. Employees are eligible to receive cash dividends on the CDK shares awarded under the time-based restricted stock program during the restricted period.

Time-based restricted stock units are primarily settled in cash for non-U.S. recipients and may be settled in stock or cash for U.S. recipients at the discretion of the Company and cannot be transferred during the restriction period. Compensation expense related to the issuance of time-based restricted stock units is recorded over the vesting period and is initially based on the fair value of the award on the grant date. Cash-settled, time-based restricted stock units are subsequently remeasured at each reporting date during the vesting period to the current stock value. For grants made prior to September 6, 2018, no dividend equivalents are paid on units awarded during the restricted period. For grants made on or subsequent to September 6, 2018, U.S. recipients are credited with dividend equivalents on units awarded during the restricted period, and no dividend equivalents are paid or credited on units awarded to non-U.S. recipients during the restricted period.

Performance-Based Restricted Stock Units. Performance-based restricted stock units generally vest over a three-year performance period. Under these programs, the Company communicates "target awards" at the beginning of the performance period with possible payouts at the end of the performance period ranging from 0% to 260% of the "target awards". Certain performance-based awards are further subject to adjustment based on a market condition, defined as total stockholder return of the Company's common stock compared to a peer group of companies. The probability associated with the achievement of performance conditions affects the vesting of the Company's performance-based awards. Expense is only recognized for those shares expected to vest. Upon termination of employment, unvested awards are evaluated for forfeiture or modification, subject to the terms of the awards and Company policies.

Performance-based restricted stock units are settled in either cash or stock for employees whose home country is the U.S. at the discretion of the Company, and are settled in cash for all other employees and cannot be transferred during the vesting period. Compensation expense related to the issuance of performance-based restricted stock units settled in cash is recorded over the vesting period, is initially based on the fair value of the award on the grant date and is subsequently remeasured at each reporting date to the current stock value during the performance period, based upon the probability that the performance target will be met. Compensation expense related to the issuance of performance-based restricted stock units settled in stock is recorded over the vesting period based on the fair value of the award on the grant date. Prior to settlement, dividend equivalents are earned on "target awards" under the performance-based restricted stock unit program.

The following table represents stock-based compensation expense and the related income tax benefits for fiscal 2021, 2020, and 2019, respectively:

,

	Year Ended June 30
	2021	2020	2019
Cost of revenue	$14.1	$6.1	$2.9
Selling, general and administrative expenses	28.9	13.1	26.1
Total stock-based compensation expense	$43.0	$19.2	$29.0
Income tax benefit(1)	6.2	3.1	5.9
Stock-based compensation expense, net of tax	$36.8	$16.1	$23.1

(1) Represents stock-based compensation expense exclusive of non-deductible executive compensation at the statutory tax rates. Excess tax benefits or shortfalls associated with stock awards are excluded from this disclosure and presented separately in Note 17 - Income Taxes.

Stock-based compensation expense for fiscal 2021 consisted of $40.8 million of expense related to equity-classified awards and $2.2 million of expense related to liability-classified awards. Total stock-based compensation expense for fiscal 2021 includes $3.9 million of cumulative adjustments related to the achievement of financial performance metrics based on the outcome of fiscal 2021 associated with performance-based restricted stock units.

Stock-based compensation expense for fiscal 2020 consisted of $18.4 million of expense related to equity-classified awards and $0.8 million of expense related to liability-classified awards. Total stock-based compensation expense for fiscal 2020 includes $6.9 million of cumulative adjustments related to the achievement of financial performance metrics based on the outcome of fiscal 2020 associated with performance-based restricted stock units.

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Stock-based compensation expense for fiscal 2019 consisted of $28.1 million of expense related to equity-classified awards and $0.9 million of expense related to liability-classified awards. Total stock-based compensation expense for fiscal 2019 includes $11.2 million of additional expense for a cumulative adjustment in the fourth quarter related to the achievement of financial performance metrics for performance based restricted stock.

As of June 30, 2021, the total unrecognized compensation cost related to non-vested stock options and restricted stock units was $2.9 million and $73.5 million, respectively, which will be amortized over the weighted average remaining requisite service periods of 1.8 years and 2.0 years, respectively. There was no unrecognized compensation cost related to non-vested restricted stock awards as of June 30, 2021.

The activity related to the Company's incentive equity awards for fiscal 2021, including amounts attributable to the Company's discontinued operations, consisted of the following:

Time-Based Stock Options

	Number of Options (in thousands)	Weighted Average Exercise Price (in dollars)	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Options outstanding as of June 30, 2020	822	$47.85
Options granted	319	43.45
Options exercised	(70)	35.12
Options canceled	(42)	59.40
Options outstanding as of June 30, 2021	1,029	$46.88	7.4	$4.1

Exercisable as of June 30, 2021	412	$48.22	5.7	$1.6

The Company received proceeds from the exercise of stock options of $2.5 million, $6.2 million, and $5.0 million during fiscal 2021, 2020, and 2019, respectively. The aggregate intrinsic value of stock options exercised during fiscal 2021, 2020, and 2019 was approximately $1.0 million, $3.3 million, and $5.0 million, respectively.

The Binomial model used to determine the grant date fair value of the time-based stock options granted in the first quarter of fiscal 2021 used an expected volatility based on the average of implied volatility and historical stock price volatility for the Company, the average of which was 33.0%, a risk-free interest rate of 0.4%, an expected dividend yield of 1.4%, and weighted average expected life of 6 years.

Performance-Based Stock Options. There were no grants of performance-based stock options during the fiscal 2021.

	Number of Options (in thousands)	Weighted Average Exercise Price (in dollars)
Options outstanding as of June 30, 2020	152	$50.77
Options granted	—	—
Options outstanding as of June 30, 2021	152	$50.77

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The following table presents the assumptions used to determine the fair value of the stock options granted by the Company:

	Fiscal 2021	Fiscal 2020	Fiscal 2019
Risk-free interest rate	0.4%	1.7%	3.1%
Dividend yield	1.4%	1.3%	1.2%
Weighted average volatility factor	33.0%	25.9%	23.2%
Weighted average expected life (in years)	6.0	6.0	6.0
Weighted average fair value (in dollars)	$11.73	$11.24	$12.72

Time-Based Restricted Stock and Time-Based Restricted Stock Units.

	Restricted Stock		Restricted Stock Units
	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value (in dollars)	Number of Units (in thousands)	Weighted Average Grant Date Fair Value (in dollars)
Non-vested as of June 30, 2020	18	$62.08	726	$50.92
Granted	—	—	1,379	47.30
Vested	(18)	62.08	(315)	55.54
Forfeited	—	—	(265)	46.22
Non-vested as of June 30, 2021	—	$—	1,525	$47.60

Performance-Based Restricted Stock Units.

	Restricted Stock Units
	Number of Units (in thousands)	Weighted Average Grant Date Fair Value (in dollars)
Non-vested as of June 30, 2020	663	$50.71
Granted	449	44.11
Vested	(269)	53.53
Forfeited	(58)	50.45
Non-vested as of June 30, 2021	785	$45.99

The Monte Carlo simulation model used to determine the grant date fair value of the total three-year performance-based restricted stock units granted during fiscal 2021 used an expected volatility based on historical stock price volatility for the Company and the peer companies, the average of which was 31.7% and a risk-free interest rate of 0.2%. Because these awards earn dividend equivalents, the model did not assume an expected dividend yield.

Note 9. Employee Benefit Plans

The Company offers a defined contribution savings plan. This plan covers all eligible full-time domestic employees and provides company-matching contributions on a portion of employee contributions. The costs recorded by the Company for this plan were $17.2 million, $16.5 million, and $15.4 million for fiscal 2021, 2020, and 2019, respectively.

Note 10. Earnings per Share

The numerator for both basic and diluted earnings per share is net earnings attributable to CDK. The denominator for basic and diluted earnings per share is based on the number of weighted average shares of the Company's common stock outstanding during the applicable reporting periods. Diluted earnings per share also reflects the dilutive effect of unexercised in-the-money stock options and unvested restricted stock.

Holders of certain stock-based compensation awards are eligible to receive dividends as described in Note 8 - Stock-Based Compensation.

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The following table summarizes the components of basic and diluted earnings per share.

	June 30,
	2021	2020	2019
Net earnings from continuing operations attributable to CDK	$181.5	$258.2	$187.2
Net earnings (loss) from discontinued operations	852.8	(50.7)	(63.2)
Net earnings attributable to CDK	$1,034.3	$207.5	$124.0

Weighted average shares outstanding:
Basic	121.9	121.6	125.5
Effect of dilutive securities (1)	0.7	0.5	0.9
Diluted	122.6	122.1	126.4

Net earnings (loss) attributable to CDK per share - basic:
Continuing operations	$1.48	$2.13	$1.49
Discontinued operations	7.00	(0.42)	(0.50)
Total net earnings attributable to CDK per share - basic	$8.48	$1.71	$0.99

Net earnings (loss) attributable to CDK per share - diluted:
Continuing operations	$1.48	$2.12	$1.48
Discontinued operations	6.96	(0.42)	(0.50)
Total net earnings attributable to CDK per share - diluted	$8.44	$1.70	$0.98

(1) The dilutive effect of outstanding stock options, restricted stock units, restricted stock, and performance share units is reflected in the diluted weighted average shares outstanding using the treasury stock method.

The weighted average number of shares outstanding used in the calculation of diluted earnings per share does not include the effect of anti-dilutive securities. The potential common shares excluded were 1.1 million, 1.0 million, and 0.5 million for fiscal 2021, 2020, and 2019, respectively.

Note 11. Allowance for Credit Losses

In June 2016, the FASB issued ASU 2016-13, which requires the application of a current expected credit loss impairment model ("CECL") to financial assets measured at amortized cost (including trade accounts receivable), net investments in leases, and certain off-balance-sheet credit exposures. Under CECL, lifetime expected credit losses on such financial assets are measured and recognized at each reporting date based on historical, current, and forecasted information. Furthermore, CECL requires financial assets with similar risk characteristics to be analyzed on a collective basis.

On July 1, 2020, the Company adopted CECL using a modified retrospective approach. The noncash cumulative effect of adopting CECL resulted in a decrease of $8.2 million, net of tax impacts, to retained earnings, with corresponding increases to the allowance for expected credit losses impacting accounts receivable, net, other current assets and other assets on the Consolidated Balance Sheets. The cumulative-effect adjustment in retained earnings includes amounts related to the International Business, which represented an impact upon adoption of $1.2 million, net of tax. At adoption, there was no impact on the Company’s Consolidated Statements of Operations and Cash Flows. The impacts related to prior comparative periods have not been restated and continue to be reported under the accounting standards in effect for the prior periods.

Credit loss expense is included in selling, general and administrative expenses in the Consolidated Statements of Operations. The following table provides a rollforward of the allowance for credit losses that is deducted from the amortized cost basis to present the net amount expected to be collected as of June 30, 2021.

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	Accounts receivable, net	Other current assets	Other assets	Total
Balance as of June 30, 2020	$10.6	$—	$—	$10.6
Cumulative-effect adjustment upon adoption	0.7	0.5	8.2	9.4
Provision (release of provision) for expected credit losses	(2.3)	0.2	1.2	(0.9)
Write-offs	(3.0)	—	(0.2)	(3.2)
Other	0.3	—	—	0.3
Balance as of June 30, 2021	$6.3	$0.7	$9.2	$16.2

Note 12. Property, Plant and Equipment, Net

Depreciation expense for property, plant and equipment was $40.0 million, $49.0 million, and $49.2 million for fiscal 2021, 2020, and 2019, respectively. Property, plant and equipment at cost and accumulated depreciation consisted of the following:

	June 30,
	2021	2020
Land and buildings	$32.4	$32.4
Data processing equipment	221.9	232.4
Furniture and fixtures, leasehold improvements and other	53.9	53.6
Total property, plant and equipment	308.2	318.4
Less: accumulated depreciation	236.4	221.7
Property, plant and equipment, net	$71.8	$96.7

Note 13. Leases

CDK as a Lessee. For fiscal 2021, the Company recorded leases expense of $26.7 million in cost of revenue, $3.1 million in selling, general and administrative expenses, and $0.5 million in interest expense, in the Consolidated Statements of Operations. For fiscal 2020, the Company recorded lease expense of $24.6 million in cost of revenue, $2.7 million in selling, general and administrative expenses, and $0.9 million in interest expense, in the Consolidated Statements of Operations.

The following table summarizes the components of net lease expense for the year ended June 30, 2021 and 2020:

	June 30,
	2021	2020
Finance Leases:
Amortization expense of ROU assets	$5.5	$6.2
Interest expense on lease liabilities	0.5	0.9
Operating Leases:
Lease expense	14.3	9.7
Sublease income	(1.9)	(0.6)

Short-term lease expense	3.3	3.4
Variable lease expense	8.6	8.7
Total net lease expense	$30.3	$28.3

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For fiscal 2019, operating leases expense under previous accounting guidance was $19.6 million. The following table presents supplemental information related to leases:

	June 30,
	2021	2020
Cash paid for amounts included in measurement of lease liabilities:
Operating cash flows paid for operating leases	$16.3	$8.9
Operating cash flows paid for interest portion of finance leases	0.5	0.8
Finance cash flows paid for principal portion of finance leases	5.7	6.2

	June 30,
	2021	2020
Operating leases
Weighted average remaining lease term	4.2 years	5.4 years
Weighted average discount rate	3.9%	4.2%
Finance leases
Weighted average remaining lease term	1.8 years	2.6 years
Weighted average discount rate	4.4%	4.6%

The following table presents supplemental balance sheet information related to leases as of June 30, 2021 and 2020:

	June 30,
	2021	2020
Operating Leases:
ROU assets, net (1)	$31.4	$35.3

Lease liabilities, current (2)	13.4	2.1
Lease liabilities, non-current (3)	31.1	38.5
Total lease liabilities	$44.5	$40.6

Finance Leases:
ROU assets, net (1)	$8.3	$13.5

Lease liabilities, current (2)	4.9	5.7
Lease liabilities, non-current (3)	3.8	8.4
Total lease liabilities	$8.7	$14.1

(1) Included in other assets for operating leases and property, plant and equipment, net for finance leases on the Consolidated Balance Sheets.

(2) Included in accrued expenses and other current liabilities for operating leases and current maturities of long-term debt and finance lease liabilities for finance leases on the Consolidated Balance Sheets.

(3) Included in other liabilities for operating leases and long-term debt and finance lease liabilities for finance leases on the Consolidated Balance Sheets.

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The following table presents maturity analysis of lease liabilities as of June 30, 2021:

	Operating Leases	Finance Leases
Twelve months ending June 30:
2022	$14.8	$5.2
2023	11.3	3.6
2024	7.0	0.2
2025	6.2	0.1
2026	5.2	—
Thereafter	4.0	—
Total lease payments	48.5	9.1
Less: interest	(4.0)	(0.4)
Present value of lease liabilities	$44.5	$8.7

The Company did not have any material minimum lease payments for executed leases that have not yet commenced as of June 30, 2021.

CDK as a Lessor. The following summarizes components of net lease income reported on the Consolidated Statements of Operations as of June 30, 2021 and 2020:

	Year ended June 30,
	2021	2020
Revenue (1)	$45.1	$30.9
Cost of revenue	(37.6)	(30.1)
Interest income	2.4	0.7
Total lease income	$9.9	$1.5

(1) Revenue from lease components are included in the Other category in revenue disaggregation table in Note 6 - Revenue.

As of June 30, 2021, the carrying value of the Company’s lease receivable reported in accounts receivable, net and other assets on the Consolidated Balance Sheets was $19.5 million and $40.9 million, respectively. As of June 30, 2020, the carrying value of the Company’s lease receivable reported in accounts receivable, net and other assets on the Consolidated Balance Sheets was $7.8 million and $18.7 million, respectively. The following table presents maturity analysis of the lease payments the Company expects to receive as of June 30, 2021:

Amount
Twelve months ending June 30:
2022	$21.1
2023	18.5
2024	14.2
2025	8.8
2026	3.4
Thereafter	0.1
Total cash flows to be received	66.1
Less: interest	5.7
Present value of lease receivable	$60.4

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Note 14. Goodwill and Intangible Assets, Net

Changes in goodwill were as follows:

Amount
Balance as of June 30, 2019	$1,000.3
Currency translation	(0.8)
Balance as of June 30, 2020	999.5
Acquisitions	295.5
Currency translation	2.1
Balance as of June 30, 2021	$1,297.1

Intangible assets, net from continuing operations consisted of:

		June 30,
		2021			2020
	Useful lives (in years)	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net
Customer lists	5 - 15	$187.9	$(81.2)	$106.7	$156.6	$(71.2)	$85.4
Software	3 - 8	412.5	(192.3)	220.2	289.3	(148.9)	140.4
Trademarks	2 - 15	10.4	(4.6)	5.8	7.3	(3.6)	3.7
		$611.7	$(279.0)	$332.7	$454.1	$(224.6)	$229.5

Other intangibles consist primarily of purchased rights, covenants, and patents (acquired directly or through acquisitions). All of the intangible assets have finite lives and, as such, are subject to amortization. Amortization of intangible assets from continuing operations was $58.7 million, $42.7 million, and $31.2 million for fiscal 2021, 2020, and 2019, respectively.

April 1, 2021, 2020 and 2019 Impairment Analysis. The Company completed its annual impairment analysis as of April 1, 2021 and 2020. For all reporting units, the Company performed a quantitative analysis. Based on the results of the quantitative analysis, the Company determined that the fair values of all reporting units exceeded their carrying values and no impairment existed.

During fiscal 2019, the Company recorded impairment charges of $13.2 million for software and $1.7 million for customer lists. Of the total $14.9 million impairment charge, the Company recorded $12.0 million in cost of revenue and $2.9 million in selling, general and administrative expenses in the Consolidated Statements of Operations.

Estimated future amortization expense related to existing intangible assets is as follows:

Amount
Year ending June 30,
2022	$72.7
2023	71.2
2024	51.0
2025	34.5
2026	23.5
Thereafter	79.8
Total future amortization expense	$332.7

Note 15. Investments

As of June 30, 2021, the Company's equity investments principally comprised a 15% ownership interest in Ansira and a 50% ownership interest in Open Dealer Exchange ("ODE"). ODE processes certain credit bureau and other credit related transactions on behalf of the Company. The operations of ODE are integral to the Company's business due to the access ODE has to credit bureaus, which provides an extension of the business over a critical functional area. As a result, the Company records earnings related to the investment in costs of revenues in the Consolidated Statements of Operations. For the years ended June 30, 2021, 2020, and 2019, the Company incurred expenses from ODE of $17.6 million, $13.7 million, and $12.3 million, respectively, in cost of revenues in the Consolidated Statements of Operations. During fiscal 2021, 2020 and 2019, the Company made payments to ODE of $14.9 million, $14.6 million, and $13.4 million, respectively.

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	June 30,
	2021	2020
Equity method investments	$30.4	$56.1
Other investments	20.0	20.0
Total	$50.4	$76.1

Opening balance	$76.1	$77.2
Losses recognized in loss from equity method investment (1)	(27.3)	(2.7)
Amounts recognized in cost of revenue	13.3	11.0
Dividends received	(11.7)	(9.4)
Closing balance	$50.4	$76.1

(1) Fiscal 2021 includes a $14.5 million impairment charge with respect to one of the Company's equity investments.

In addition, the Company has a 10-year note receivable due 2030, with respect to one of its equity investments. As of June 30, 2021 and 2020, the note receivable was $27.3 million and $24.4 million, respectively, recorded in other assets on the Consolidated Balance Sheets.

Other investments include entities where the Company does not have significant influence over the operating or financial policy and their fair values are not readily determinable. Therefore, the Company has elected to measure these investments at cost with adjustments for observable changes in price or impairment.

Note 16. Debt

Long-term debt and finance lease liabilities consisted of:

		As of June 30, 2021		As of June 30, 2020
	Maturity Date	Interest Rate	Amount	Interest Rate	Amount
Credit Facilities
Revolving credit facility	May 2026		$—	2.875%	$15.0
Total credit facilities

Term Loans Facilities
Unsecured three-year term loan facility	August 2021		—	2.750%	300.0
Unsecured five-year term loan facility	August 2023		—	2.875%	273.8
Total term loans			—		573.8

Unsecured Senior Notes
Senior notes, due 2024	October 2024	5.000%	500.0	5.000%	500.0
Senior notes, due 2026	June 2026		—	5.875%	500.0
Senior notes, due 2027	May 2027	4.875%	600.0	4.875%	600.0
Senior notes, due 2029	May 2029	5.250%	500.0	5.250%	500.0
Total unsecured senior notes			1,600.0		2,100.0

Finance lease liabilities			8.7		14.1
Other			2.2		—
Unamortized debt financing costs			(17.3)		(27.1)
Total debt and finance lease liabilities			1,593.6		2,675.8
Less: current maturities of long-term debt			7.1		20.7
Total long-term debt and finance lease liabilities			$1,586.5		$2,655.1

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Credit Facility. The Company has a variable rate senior unsecured revolving credit facility (the "revolving credit facility"). The revolving credit facility provides up to $750.0 million of borrowing capacity and includes a sub-limit of up to $100.0 million for loans denominated in euro, pound sterling, and, if approved by the revolving lenders, other currencies. The average outstanding balances of the revolving credit facility were $42.7 million and $122.7 million for the fiscal year ended June 30, 2021 and 2020, respectively.

The revolving credit facility contains various covenants and restrictive provisions that limit the Company's subsidiaries' ability to incur additional indebtedness, the Company's ability to consolidate or merge with other entities, and the Company's subsidiaries' ability to incur liens, enter into sale and leaseback transactions, and enter into agreements restricting the ability of the Company's subsidiaries to pay dividends. If the Company fails to perform the obligations under these and other covenants, the revolving credit facility could be terminated and any outstanding borrowings, together with accrued interest, could be declared immediately due and payable. In addition to customary events of default on the the revolving credit facility, an event of default may also be triggered by the acceleration of the maturity of any other indebtedness the Company may have in an aggregate principal amount in excess of $75.0 million.

On May 24, 2021, the Company entered into an amendment of its revolving credit facility which includes an extension of its maturity from August 2023 to May 2026, and amendments to its financial covenants. The amended financial covenants provide that (i) the ratio of the Company's total consolidated indebtedness to consolidated EBITDA (the "Leverage Ratio") may not exceed 3.75 to 1.00. Upon the occurrence of certain acquisitions for each of the four consecutive fiscal quarters of the Company immediately following such certain acquisitions (including the fiscal quarter in which such certain acquisition was consummated), the ratio set forth above will be increased to 4.25 to 1.00, and (ii) the ratio of the Company's consolidated EBITDA to consolidated interest expense may not be less than 3.00 to 1.00. The related debt financing costs were not material to the consolidated financial statements.

Term Loan Facilities. On March 1, 2021, the Company repaid in full the three-year and five-year term loan facilities. As a result, the Company recorded a loss on extinguishment of debt for the write-off of unamortized debt financing costs of $2.2 million in the Consolidated Statements of Operations.

Unsecured Senior Notes. The senior notes have fixed interest rates, for which interest is paid semi-annually. The notes are redeemable at certain dates in whole or in part at the Company's option. The redemption price would be equal to, or in excess of, 100% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, plus the applicable "make-whole" premium.

On April 23, 2021, the Company repaid all indebtedness under the 2026 notes. As a result, the Company recorded expenses of $18.5 million for the call premium and $4.8 million for the write-off of unamortized debt financing costs in the Consolidated Statements of Operations.

The senior notes are general unsecured obligations of the Company and are not guaranteed by any of the Company's subsidiaries. The senior notes rank equally in right of payment with the Company's existing and future unsecured unsubordinated obligations, including the credit facilities. The senior notes contain covenants restricting the Company's ability to incur additional indebtedness secured by liens, engage in sale/leaseback transactions, and merge, consolidate, or transfer all or substantially all of the Company's assets. The senior notes are also subject to a change of control provision whereby each holder of the senior notes has the right to require the Company to purchase all or a portion of such holder's senior notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest upon the occurrence of both a change of control and a decline in the rating of the senior notes.

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Finance Lease Liabilities. The Company has lease agreements for equipment, which are classified as finance lease liabilities. Refer to Note 13 - Leases for scheduled maturities and additional information relating to finance lease liabilities.

Fair Value. The fair values of the senior notes were estimated using quoted market prices for identical liabilities that are traded in over-the-counter secondary markets that are not considered active. The carrying value of the term loans, including accrued interest, approximates fair value based on the Company's current estimated incremental borrowing rate for similar types of arrangements. The senior notes and term loans are classified as Level 2 (direct or indirect observable inputs other than quoted prices in active markets) in the fair value hierarchy. The carrying value of the revolving credit facility and finance lease liabilities approximates fair value.

The approximate fair values and related carrying values of the Company's long-term debt, including current maturities and excluding unamortized debt financing costs, are as follows:

	June 30,
	2021	2020
Fair value	$1,746.8	$2,790.5
Carrying value	1,610.9	2,702.9

The Company's aggregate scheduled maturities of the long-term debt as of June 30, 2021 were as follows:

Amount
Fiscal year ending 2022	$—
Fiscal year ending 2023	—
Fiscal year ending 2024	—
Fiscal year ending 2025	500.0
Fiscal year ending 2026	—
Thereafter	1,100.0
Total debt	1,600.0
Unamortized deferred financing costs	(17.3)
Total debt, net of unamortized deferred financing costs	$1,582.7

Note 17. Income Taxes

Provision for Income Taxes. Earnings before income taxes presented below is based on the geographic location to which such earnings were attributable.

	June 30,
	2021	2020	2019
Earnings before income taxes:
U.S.	$260.7	$346.8	$205.7
Foreign	24.0	27.2	38.0
	$284.7	$374.0	$243.7

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The provision for income taxes consisted of the following components:

	June 30,
	2021	2020	2019
Current:
Federal	$42.6	$83.0	$25.0
State	12.7	18.3	10.5
Foreign	8.4	2.6	18.4
Total current	63.7	103.9	53.9
Deferred:
Federal	23.3	6.3	(1.3)
State	7.4	1.0	(2.0)
Foreign	0.1	(2.4)	(2.0)
Total deferred	30.8	4.9	(5.3)
Total provision for income taxes	$94.5	$108.8	$48.6

A reconciliation between the Company’s effective tax rate from continuing operations and the U.S. federal statutory rate is as follows. Certain prior year amounts have been reclassified to conform to current year presentation.

	June 30,
	2021	%	2020	%	2019	%
Provision for taxes at U.S. statutory rate	$59.8	21.0%	$78.5	21.0%	$51.2	21.0%
Increase (decrease) in provision from:
State income taxes, net of federal benefit	16.2	5.6%	12.4	3.3%	7.4	3.0%
U.S. tax on foreign earnings	(0.2)	(0.1)%	1.8	0.5%	2.0	0.8%
Foreign tax rate differential	1.4	0.5%	5.2	1.4%	3.2	1.3%
Foreign tax credits	(2.7)	(0.9)%	(7.7)	(2.1)%	(8.0)	(3.3)%
Foreign withholding taxes	1.9	0.7%	1.6	0.4%	—	—%
Valuation allowances	7.5	2.6%	15.0	4.0%	(10.6)	(4.3)%
Uncertain tax positions	(0.1)	—%	17.6	4.7%	1.8	0.7%
Mutual agreement procedure receivable	0.9	0.3%	(16.2)	(4.3)%	—	—%
Tax shortfalls / (excess tax benefits) on stock-based compensation 3.1	1.1%	0.6	0.2%	2.1	0.9%
Nondeductible officer compensation	5.6	2.0%	1.6	0.4%	2.7	1.1%
Noncontrolling interest	(1.5)	(0.5)%	(1.1)	(0.3)%	(1.9)	(0.8)%
Other	2.6	0.9%	(0.5)	(0.1)%	(1.3)	(0.5)%
Provision for income taxes	$94.5	33.2%	$108.8	29.1%	$48.6	19.9%

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The balance sheet classification and significant components of deferred income tax assets and liabilities are as follows:

	June 30,
	2021	2020
Classification:
Long term deferred tax assets (included in other non-current assets)	$1.3	$1.5
Long term deferred tax assets (included in long-term assets held for sale)	—	7.0
Long term deferred tax liabilities (included in deferred income taxes)	(111.4)	(76.4)
Long term deferred tax liabilities (included in long-term liabilities held for sale)	—	(2.0)
Net deferred tax liabilities	$(110.1)	$(69.9)

Components:
Deferred tax assets:
Accrued expenses	$15.0	$20.4
Compensation and benefits	17.6	17.7
Deferred revenue	1.7	11.1
Net operating losses	15.8	3.4
Capital losses	3.4	4.3
Lease liabilities	12.3	14.9
Tax credits	2.3	2.9
Other	10.1	5.5
	78.2	80.2
Less: valuation allowances	(13.6)	(5.7)
Deferred tax assets	64.6	74.5

Deferred tax liabilities:
Deferred expenses	51.2	54.1
Property, plant and equipment and intangible assets	115.7	79.1
ROU assets	6.9	10.0
Prepaid expenses	0.9	1.2
Deferred tax liabilities	174.7	144.4
Net deferred tax liabilities	$(110.1)	$(69.9)

As discussed in Note 13 - Leases, CDK adopted ASC 842 on July 1, 2019. Therefore, in fiscal 2020 CDK recognized deferred tax assets for lease liabilities and deferred tax liabilities for ROU assets as shown in the table above.

Deferred Taxes on Unremitted Foreign Earnings.

During the three months ended March 31, 2020, the Company began assessing the impact of the global emergence of COVID-19 on its business. In response to the economic uncertainty engendered by the ongoing COVID-19 pandemic, the Company took steps to preserve cash and improve its liquidity position. The Company reviewed its plans for foreign cash balances and, based on the increase in uncertainty and higher expected U.S. cash needs associated with the pandemic, the Company removed its assertion that foreign earnings were indefinitely reinvested, making these earnings available for repatriation as necessary. The Company has accrued $1.4 million and $3.0 million of withholding tax liabilities on unremitted foreign earnings on the Consolidated Balance Sheets as of June 30, 2021 and 2020, respectively.

Carryforward Attributes. As of June 30, 2021, the Company had federal capital losses of $13.4 million which expire in 2024 and pre-apportioned state capital losses of $13.4 million which expire in 2024 through 2034. The Company has $63.2 million of federal net operating losses, a portion of which begin to expire in 2033, and $42.8 million of post-apportioned state net operating losses, a portion of which begin to expire in 2023, both the federal and state net operating losses were derived from fiscal 2021 acquisitions. The Company had no foreign net operating loss carryforwards as of June 30, 2021.

The Company had U.S. federal foreign tax credits of $1.8 million which expire in 2031, U.S. federal research and development credits of $0.3 million which begin to expire in 2037, and state tax credits of $0.2 million which expire in 2023.

Valuation Allowances. The Company has recorded valuation allowances of $13.6 million and $5.7 million as of June 30, 2021 and 2020, respectively, because the Company has concluded it is more likely than not that it will be unable to utilize certain net operating loss carryforwards, capital loss carryforwards and certain U.S. tax credits. As of each reporting date, the Company’s management considers new evidence, both positive and negative, which could impact management’s determination with regard to future realization of deferred tax assets.

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During fiscal 2021, the valuation allowance balance increased $7.9 million, primarily related to $7.7 million valuation allowance recorded on a deferred tax asset for the tax basis difference of an equity method investment that is not expected to be realized.

During fiscal 2020, the valuation allowance balance decreased $4.6 million, which included a decrease of $18.4 million due to the expiration of a U.S. capital loss carryforward on June 30, 2020 and an increase of $14.8 million related to a reversal of the fiscal year 2019 capital gain the Company previously expected to recognize in conjunction with the sale of the assets of the Digital Marketing Business.

Unrecognized Income Tax Benefits. As of June 30, 2021, 2020, and 2019, the Company had unrecognized income tax benefits of $23.0 million, $24.8 million, and $8.2 million, respectively of which $3.9 million, $8.1 million, and $7.0 million, respectively, would impact the effective tax rate, if recognized. The remainder, if recognized, would principally affect deferred taxes.

A roll-forward of unrecognized tax benefits is as follows:

	June 30,
	2021	2020	2019
Beginning balance	$22.6	$7.8	$6.2
Increase related to current year tax positions	0.5	1.1	1.6
Increase related to prior year tax positions	0.9	15.8	0.8
Decrease related to prior year tax positions	(0.2)	(1.0)	—
Decrease related to settlements with tax authorities	(0.3)	—	(0.1)
Decrease related to lapse of the statute of limitations	(1.4)	(1.0)	(0.7)
Increase related to business combinations	0.2	—	—
Decrease related to divestiture	(1.9)	(0.1)	—
Ending balance	$20.4	$22.6	$7.8

The Company's net unrecognized income tax benefits were impacted by a decrease of $2.2 million, an increase of $14.8 million, and an increase of $1.6 million during fiscal 2021, 2020, and 2019, respectively. Additionally, fiscal years 2021 and 2020 were impacted by the sale of International Business. For all fiscal years, changes were based on information which indicated the extent to which certain tax positions were more likely than not to be sustained. Penalties and interest expense associated with uncertain income tax positions have been recorded in the provision for income taxes on the Consolidated Statements of Operations. Penalties and interest accrued during fiscal 2021 were $0.8 million primarily related to changes in methodology related to transfer pricing. Penalties and interest incurred in fiscal 2020, and 2019 were not significant. As of June 30, 2021, June 30, 2020, June 30, 2019, respectively, the Company had $2.6 million, $2.2 million, and $0.4 million of penalties and interest associated with uncertain tax positions, which was included in other liabilities on the Consolidated Balance Sheets.

In addition, an offsetting long-term receivable of $17.7 million of tax and interest has been recorded as of June 30, 2021 as a result of the Company filing to obtain mutual agreement procedure consideration under applicable U.S. and Canadian treaties for an update to transfer pricing policies. This long-term receivable is offset by $18.2 million of tax and interest recorded as uncertain tax positions as of June 30, 2021.

The Company files income tax returns in the U.S. federal jurisdiction and various state, local, and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities. The tax years currently under examination vary by jurisdiction. The Company regularly considers the likelihood of assessments in each of the jurisdictions resulting from examinations. The Company has established a liability for unrecognized income tax benefits, which it believes to be adequate in relation to the potential assessments. Once established, the liability for unrecognized tax benefits is adjusted when there is more information available, when an event occurs necessitating a change, or the statute of limitations for the relevant taxing authority to examine the tax position has expired.

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Income tax-related examinations currently in progress in which the Company has significant business operations are as follows:

Tax Jurisdictions	Fiscal Years Ended
Illinois	6/30/2017 thru 6/30/2018
Massachusetts	6/30/2018 thru 6/30/2020
New York	6/30/2017 thru 6/30/2019
India	3/31/2015 thru 3/31/2018
Canada	6/30/2012 and 6/30/2014

Based on the possible outcomes of the Company's tax audits and expiration of the statute of limitations, it is reasonably possible that the liability for uncertain tax positions will decrease in the next twelve months in the potential amount of $19.1 million.

Although the final resolution of the Company's tax disputes is uncertain, based on current information, the resolution of tax matters is not expected to have a material effect on the Company's consolidated financial condition, liquidity, or results of operations. However, an unfavorable resolution could have a material impact on the Company’s consolidated financial condition, liquidity, or results of operations in the periods in which the matters are ultimately resolved.

Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"). On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was enacted into law. The primary impact to the Company’s financial statements as a result of the CARES Act was the deferral of U.S. corporate income tax payments from the fourth quarter of fiscal 2020 to the first quarter of fiscal 2021, as well as the deferral of employer-related payroll tax payments from the fourth quarter of fiscal 2020, and first and second quarters of fiscal 2021, with 50% to be paid in the second quarter of fiscal 2022 and the remaining 50% to be paid in the second quarter of fiscal 2023.

Note 18. Commitments and Contingencies

Legal Proceedings. From time to time, the Company is subject to various claims and is involved in various legal, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business activities, including those noted in this section. Although management at present has no basis to conclude that the ultimate outcome of these proceedings, individually and in the aggregate, will materially harm the Company's financial position, results of operations, cash flows, or overall trends, legal proceedings and related government investigations are subject to inherent uncertainties, and unfavorable rulings or other events could occur. Unfavorable resolutions could include substantial monetary damages. In addition, in matters for which injunctive relief or other conduct remedies are sought, unfavorable resolutions could include an injunction or other order prohibiting the Company from selling one or more products at all or in particular ways, precluding particular business practices, or requiring other remedies. An unfavorable outcome may result in a material adverse impact on the Company's business, results of operations, financial position, and overall trends. The Company might also conclude that settling one or more such matters is in the best interests of its stockholders, employees, and customers, and any such settlement could include substantial payments.

Competition Matters. The Company is currently involved in, or where indicated, has settled, the following antitrust lawsuits that set forth allegations of anti-competitive agreements between the Company and The Reynolds and Reynolds Company ("Reynolds") relating to the manner in which the defendants control access to, and allow integration with, their respective Dealer Management System ("DMS"), and that seek, among other things, treble damages and injunctive relief. These lawsuits have been transferred to, or filed in, the U.S. District Court for the Northern District of Illinois for consolidated and coordinated pretrial proceedings as part of a multi-district litigation proceeding ("MDL").

Active MDL Lawsuits

•	Teterboro Automall, Inc. d/b/a Teterboro Chrysler Dodge Jeep Ram ("Teterboro") brought a putative class action suit on behalf of itself and all similarly situated automobile dealerships against CDK Global, LLC and Reynolds. Teterboro’s suit was originally filed on October 19, 2017, in the U.S. District Court for the District of New Jersey. Since that time, several more putative class actions were filed in a number of federal district courts, with substantively similar allegations; all of them have been consolidated with the MDL proceeding. On June 4, 2018, a consolidated class action complaint was filed on behalf of a putative class made up of all dealerships in the United States that directly purchased DMS and/or allegedly indirectly purchased DMS or data integration services from CDK Global, LLC or Reynolds ("Putative Dealership Class Plaintiffs"). CDK Global, LLC moved to dismiss the complaint, or in the alternative, compel arbitration of certain of the cases while staying the remainder pending the outcome of those arbitration proceedings; its motion to dismiss was granted in part and denied in part, while its motion to compel arbitration was denied. On February 22, 2019, CDK Global, LLC filed an answer to the remaining claims in Putative Dealership Class Plaintiffs' complaint and asserted counterclaims against the Putative Dealership Class Plaintiffs. The Putative Dealership Class Plaintiffs filed a motion to dismiss CDK Global, LLC’s counterclaims; that motion was granted in part and denied in part on September 3, 2019. On October 23, 2018, the Putative Dealership Class Plaintiffs and Reynolds filed a motion for preliminary approval of settlement and for conditional certification of the proposed settlement class. The court finally approved that settlement on January 22, 2019. The parties' cross- motions for summary judgment and Daubert motions were fully briefed as of September 28, 2020 and remain pending.

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•	Loop LLC d/b/a AutoLoop ("AutoLoop") brought suit against CDK Global, LLC on April 9, 2018, in the U.S. District Court for the Northern District of Illinois, but reserved its rights with respect to remand to the U.S. District Court for the Western District of Wisconsin at the conclusion of the MDL proceedings. On June 5, 2018, AutoLoop amended its complaint to sue on behalf of itself and a putative class of all other automotive software vendors in the United States that purchased data integration services from CDK Global, LLC or Reynolds. CDK Global, LLC moved to compel arbitration of AutoLoop’s claims, or in the alternative, to dismiss those claims; that motion was denied on January 25, 2019. CDK Global, LLC filed an answer to AutoLoop’s complaint and asserted counterclaims against AutoLoop on February 15, 2019. AutoLoop filed an answer to CDK Global, LLC’s counterclaims on March 8, 2019. The parties' cross-motions for summary judgment and Daubert motions were fully briefed as of September 28, 2020 and remain pending.

Settled MDL Lawsuits

•	Authenticom, Inc. ("Authenticom") brought a suit against CDK Global, LLC and Reynolds. Authenticom’s suit was originally filed on May 1, 2017, in the U.S. District Court for the Western District of Wisconsin. On October 20, 2020, CDK Global, LLC and Authenticom entered into a settlement agreement that resulted in a dismissal of all claims brought by Authenticom in the MDL, and CDK Global, LLC making a one-time cash payment to Authenticom.

•	i3 Brands, Inc. and PartProtection LLC ("i3 Brands") brought suit against CDK Global, LLC and Reynolds. i3 Brands' suit was originally filed on February 4, 2019, in the U.S. District Court for the Southern District of California; it was subsequently transferred to the U.S. District Court for the Northern District of Illinois and consolidated as part of the MDL. On March 4, 2020, CDK Global, LLC and i3 Brands entered into a settlement agreement that resulted in a dismissal of all claims brought by i3 Brands against CDK in the MDL, and CDK Global, LLC agreeing to a release of i3 Brands and an agreement to abandon all claims against i3 Brands.

•	Motor Vehicle Software Corporation ("MVSC") brought a suit against CDK Global, LLC (after initially naming the Company), Reynolds, and CVR, a majority owned joint venture of the Company. MVSC's suit was originally filed on February 3, 2017, in the U.S. District Court for the Central District of California. On October 10, 2019, CDK Global, LLC and MVSC entered into a settlement agreement that resulted in a dismissal of all claims brought by MVSC in the MDL as against CDK Global, LLC and CVR, and CDK Global, LLC making a one-time cash payment to MVSC.

•	Cox Automotive, along with multiple subsidiaries ("Cox"), brought suit against CDK Global, LLC. Cox’s suit was originally filed on December 11, 2017, in the U.S. District Court for the Western District of Wisconsin. On July 10, 2019, CDK Global, LLC and Cox entered into a settlement agreement that resulted in a dismissal of all claims brought by the affiliated parties in the MDL, and CDK Global, LLC making a one-time cash payment to Cox.

The Company believes that the remaining unsettled cases are without merit and will continue to vigorously contest all asserted claims. Nonetheless, in light of the Company's settlements with Authenticom, i3 Brands, MVSC, and Cox and its continued expenditure of legal costs to contest the remaining claims, the Company has determined that a loss of some measure is probable and can be reasonably estimated. In the fourth quarter of fiscal 2019, the Company initially recorded a litigation provision of $90.0 million and has continued to re-assess the liability in each subsequent quarter. In the first quarter of fiscal 2021, the Company's reassessment of its litigation liability resulted in an increase of $12.0 million. As of June 30, 2021, and 2020, the litigation liability for the remaining unsettled cases was $34.0 million and $57.0 million, respectively. This estimated loss is based upon currently available information and represents the Company's best estimate of such loss. Estimating the value of this estimated loss involved significant judgment given the uncertainty that still exists with respect to the remaining unsettled cases due to a variety of factors typical of complex, large scale litigation, including, among others: (i) formative issues, including: (a) the causes of action the plaintiffs can pursue; (b) the definition of the class(es) of plaintiffs; (c) the types of damages that can be recovered; and (d) whether plaintiffs can establish loss causation as a matter of law, all of which have yet to be determined pending the outcome of dispositive motions (e.g., motions for class certification and motions for summary judgment); (ii) significant factual issues remain to be resolved; (iii) expert perspectives with respect to, among other things, alleged antitrust injury and damages is widely divergent and remains subject to dispositive motions; (iv) the absence of productive settlement discussions to date with the remaining plaintiffs; and (v) the novel or uncertain nature of the legal issues presented. For these same reasons, the Company cannot reasonably estimate a maximum potential loss exposure at this time. In addition, the Company's estimate does not incorporate or reflect the potential value of the Company's counterclaims against certain of the plaintiffs in the ongoing cases. The legal proceedings underlying the estimated litigation liability will change from time to time and actual results may vary significantly from the estimate. As noted above, an adverse result in any of the remaining cases could have a material adverse effect on the Company's business, results of operations, financial condition, or liquidity.

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On June 22, 2017, the Company received from the Federal Trade Commission ("FTC") a Civil Investigative Demand consisting of specifications calling for the production of documents relating to any agreements between the Company and Reynolds. Parallel document requests have been received from certain states' Attorneys General. Since 2017, the Company has engaged in continuing communication with and received subsequent requests from the FTC related to its investigation. The Company has responded to the requests and no proceedings have been instituted. The Company believes there has not been any conduct by the Company or its current or former employees that would be actionable under the antitrust laws in connection with the agreements between the Company and Reynolds or otherwise. At this time, the Company does not have sufficient information to predict the outcome of, or the cost of responding to or resolving, these investigations.

Other Commitments and Contingencies. In the normal course of business, the Company may enter into contracts in which the Company makes representations and warranties that relate to the performance of the Company’s services and products. The Company does not expect any material losses related to such representations and warranties.

The Company has provided approximately $28.1 million of guarantees as of June 30, 2021 in the form of surety bonds issued to support certain licenses and contracts which require a surety bond as a guarantee of performance of contractual obligations. In general, the Company would only be liable for the amount of these guarantees in the event the Company defaulted in performing the obligations under each contract, of which, the probability is remote.

The Company has a total of $45.4 million of outstanding purchase commitments and contracts with expiration dates through 2025.

The Company had a total of $1.8 million in letters of credit outstanding as of June 30, 2021 primarily in connection with insurance programs.

Note 19. Share Repurchase Transactions

In January 2017, the Board of Directors authorized the Company to repurchase up to $2.0 billion of its common stock as part of a return of capital plan. Under the authorization, the Company may purchase its common stock in the open market or in privately negotiated transactions from time to time as permitted by federal securities laws and other legal requirements. The actual timing, number, and price of any shares to be repurchased is determined at management's discretion and depends on a number of factors, including the market price of the shares, general market and economic conditions, and other potential uses for free cash flow including, but not limited to, potential acquisitions.

In November 2018, the Company entered into an accelerated share repurchase agreement ("November 2018 ASR") to purchase $260.0 million of the Company's common stock. Under the terms of the November 2018 ASR, the Company made a $260.0 million payment in November 2018 and received initial delivery of approximately 4.1 million of the Company's common stock. In February 2019, the Company received an additional 1.1 million shares of common stock in final settlement of the November 2018 ASR, for a total of 5.2 million shares. The value reflected in treasury stock upon completion of the November 2018 ASR represents the value of the shares received based on the closing price of the Company's stock on the respective settlement dates, which is higher than the $260.0 million cash paid by $13.0 million.

In 2019, the Company made open market repurchases of 4.4 million shares of the Company's common stock during fiscal 2019 for a total cost of $264.1 million.

Additionally, in June 2021, the Company made open market repurchases of 236 thousand shares of the Company's common stock for a total cost of $12.1 million.

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Note 20. Quarterly Financial Results (Unaudited)

Summarized quarterly results of operations for the fiscal 2021 and 2020 were as follows:

		Second		Fourth
	First Quarter	Quarter	Third Quarter	Quarter
Year ended June 30, 2021
Revenue	$413.7	$406.3	$433.1	$420.1
Gross profit (2)	189.0	198.6	211.8	198.8
Earnings before income taxes	75.0	81.5	71.2	57.0
Net earnings from continuing operations	48.0	58.8	47.1	36.3
Net earnings from discontinued operations	10.0	11.3	815.8	15.7
Net earnings	58.0	70.1	862.9	52.0
Net earnings attributable to noncontrolling interest	2.3	1.8	2.0	2.6
Net earnings attributable to CDK	55.7	68.3	860.9	49.4
Net earnings attributable to CDK per share - basic:
Continuing operations	$0.38	$0.47	$0.37	$0.27
Discontinued operations	0.08	0.09	6.69	0.13
Total net earnings attributable to CDK per share - basic	$0.46	$0.56	$7.06	$0.40

Net earnings attributable to CDK per share - diluted:
Continuing operations	$0.38	$0.47	$0.36	$0.27
Discontinued operations	0.08	0.09	6.64	0.13
Total net earnings attributable to CDK per share - diluted	$0.46	$0.56	$7.00	$0.40

Year ended June 30, 2020
Revenue (1)	$417.7	$418.2	$426.4	$376.7
Gross profit (1) (2)	210.7	225.1	227.6	175.0
Earnings before income taxes (1)	88.3	100.5	109.1	76.1
Net earnings from continuing operations	64.9	60.1	77.4	62.8
Net earnings (loss) from discontinued operations	19.2	(36.0)	(17.9)	(16.0)
Net earnings	84.1	24.1	59.5	46.8
Net earnings attributable to noncontrolling interest	2.1	1.8	1.9	1.2
Net earnings attributable to CDK	82.0	22.3	57.6	45.6
Net earnings (loss) attributable to CDK per share - basic:
Continuing operations	$0.52	$0.48	$0.62	$0.51
Discontinued operations	0.16	(0.30)	(0.15)	(0.13)
Total net earnings attributable to CDK per share - basic	$0.68	$0.18	$0.47	$0.38

Net earnings (loss) attributable to CDK per share - diluted:
Continuing operations	$0.51	$0.47	$0.62	$0.50
Discontinued operations	0.16	(0.29)	(0.15)	(0.13)
Total net earnings attributable to CDK per share - diluted	$0.67	$0.18	$0.47	$0.37

(1) Amounts differ from previously reported in the Quarterly Reports on Form 10-Q as a result of the Digital Marketing Business and the International Business being classified as discontinued operations. See Note 4 - Discontinued Operations for additional information.

(2) Gross profit is calculated as revenue less cost of revenue.

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